Filed pursuant to Rule 424(b)(3)
Registration No. 333-235821

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JANUARY 6, 2020

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated January 6, 2020)

1,739,071 Shares

RenaissanceRe Holdings Ltd.

Common Shares

This prospectus supplement relates to the sale of 1,739,071 common shares of RenaissanceRe Holdings Ltd. by the selling shareholder identified in this prospectus supplement. We will not receive any of the proceeds from the sale of the common shares by the selling shareholder.

Our common shares are traded on the New York Stock Exchange (the “NYSE”) under the symbol “RNR”. The last reported sale price of our common shares on the NYSE on January 3, 2020 was $195.25 per share.

Investing in our common shares involves certain risks. See “Risk Factors” on page S-5 of this prospectus supplement.

None of the United States Securities and Exchange Commission (the “Commission”), any state securities commission, the Registrar of Companies in Bermuda, the Bermuda Monetary Authority or any other regulatory body has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriter has agreed to purchase our common shares from the selling shareholder at a price of $             per share, which will result in proceeds to the selling shareholder, before expenses, of approximately $            . The underwriter may offer our common shares from time to time in transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices. See “Underwriting.”

The underwriter expects to deliver the common shares to purchasers on or about January     , 2020.

Morgan Stanley

The date of this prospectus supplement is January     , 2020

Prospectus Supplement

Prospectus

S-i

You should carefully read this prospectus supplement and the accompanying prospectus delivered with this prospectus supplement. We, the selling shareholder and the underwriter have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We, the selling shareholder and the underwriter are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any related free writing prospectus is accurate as of any date other than the respective dates on the front of these documents. Our business, financial condition, results of operations and prospects may have changed since those respective dates.

The selling shareholder is offering to sell, and is seeking offers to buy, the common shares only in jurisdictions where offers and sales of the common shares are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the common shares in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of the common shares and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any common shares offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

No offered securities may be offered or sold in Bermuda and offers may only be accepted from persons resident in Bermuda, for Bermuda exchange control purposes, where such offers have been delivered outside of Bermuda.

In this prospectus supplement, references to “RenaissanceRe”, “we”, “us” and “our” refer to RenaissanceRe Holdings Ltd. and when the context so requires, RenaissanceRe Holdings Ltd. and its subsidiaries. In this prospectus supplement, references to “dollar” and “$” are to United States currency, and the terms “United States” and “U.S.” mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this offering of the common shares (as defined below). The second part is the accompanying prospectus which gives more general information, some of which may not apply to this offering. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. In addition, prior to making an investment decision, you should review the risks of investing in the common shares discussed in this prospectus supplement, including under “Risk Factors” beginning on page S-5 of this prospectus supplement. Important information is incorporated into this prospectus supplement and the accompanying prospectus by reference. You may obtain the information incorporated by reference into this prospectus supplement and the accompanying prospectus without charge by following the instructions under “Where You Can Find More Information.”

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, including the information incorporated by reference herein, may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, us.

In particular, statements using words such as “may”, “should”, “estimate”, “expect”, “anticipate”, “intends”, “believe”, “predict”, “potential”, or words of similar import generally involve forward-looking statements. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this prospectus supplement should not be considered as a representation by us or any other person that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those addressed by the forward-looking statements, including those contained under “Note on Forward-Looking Statements” in RenaissanceRe’s Annual Report on Form 10-K for the year ended December 31, 2018, and incorporated herein by reference, and under “Note on Forward-Looking Statements” in RenaissanceRe’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019, each incorporated by reference herein. We undertake no obligation to release publicly the results of any future revision we may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The inclusion of forward-looking statements in this prospectus supplement should not be considered as a representation by us or any other person that our current objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those addressed by the forward-looking statements, including the following:

•	the frequency and severity of catastrophic and other events we cover;

•	the effectiveness of our claims and claim expense reserving process;

•	the effect of climate change on our business, including the trend towards increasingly frequent and severe climate events;

•	our ability to maintain our financial strength ratings;

•	the effect of emerging claims and coverage issues;

•	collection on claimed retrocessional coverage, and new retrocessional reinsurance being available on acceptable terms and providing the coverage that we intended to obtain;

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•	our reliance on a small and decreasing number of reinsurance brokers and other distribution services for the preponderance of our revenue;

•	our exposure to credit loss from counterparties in the normal course of business;

•	the effect of continued challenging economic conditions throughout the world;

•	soft reinsurance underwriting market conditions;

•	the performance of our investment portfolio;

•

a contention by the U.S. Internal Revenue Service (the “IRS”) that Renaissance Reinsurance Ltd. (“Renaissance Reinsurance”), or any of our other Bermuda subsidiaries, is subject to taxation in the U.S.;

•

the effects of U.S. tax reform legislation and possible future tax reform legislation and regulations, including changes to the tax treatment of our shareholders or investors in our joint ventures or other entities we manage;

•	the success of any of our strategic investments or acquisitions, including our ability to manage our operations as our product and geographical diversity increases;

•	our ability to retain our key senior officers and to attract or retain the executives and employees necessary to manage our business;

•	our ability to effectively manage capital on behalf of investors in joint ventures or other entities we manage;

•	foreign currency exchange rate fluctuations;

•	changes in the method for determining LIBOR and the potential replacement of LIBOR;

•	losses we could face from terrorism, political unrest or war;

•	the effect of cybersecurity risks, including technology breaches or failure, on our business;

•	our ability to successfully implement our business strategies and initiatives;

•	our ability to determine any impairments taken on our investments;

•	the effects of inflation;

•	the ability of our ceding companies and delegated authority counterparties to accurately assess the risks they underwrite;

•	the effect of operational risks, including system or human failures;

•	our ability to raise capital if necessary;

•	our ability to comply with covenants in our debt agreements;

•	changes to the regulatory systems under which we operate, including as a result of increased global regulation of the insurance and reinsurance industries;

•	changes in Bermuda laws and regulations and the political environment in Bermuda;

•	our dependence on the ability of our operating subsidiaries to declare and pay dividends;

•	aspects of our corporate structure that may discourage third-party takeovers and other transactions;

•	difficulties investors may have in servicing process or enforcing judgments against us in the U.S.;

•	the cyclical nature of the reinsurance and insurance industries;

•	adverse legislative developments that reduce the size of the private markets we serve or impede their future growth;

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•	consolidation of competitors, customers and insurance and reinsurance brokers;

•	the effect on our business of the highly competitive nature of our industry, including the effect of new entrants to, competing products for and consolidation in the (re)insurance industry;

•	other political, regulatory or industry initiatives adversely impacting us;

•	our ability to comply with applicable sanctions and foreign corrupt practices laws;

•	increasing barriers to free trade and the free flow of capital;

•	international restrictions on the writing of reinsurance by foreign companies and government intervention in the natural catastrophe market;

•	the effect of Organisation for Economic Co-operation and Development (the “OECD”) or European Union (“EU”) measures to increase our taxes and reporting requirements;

•	the effect of the vote by the United Kingdom (the “U.K.”) to leave the EU;

•	changes in regulatory regimes and accounting rules that may impact financial results irrespective of business operations;

•	our need to make many estimates and judgments in the preparation of our financial statements;

•	risks that the ongoing integration of the TMR Group Entities (as defined herein) disrupts or distracts from current plans and operations; and

•	our ability to recognize the benefits of the TMR Stock Purchase (as defined herein).

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SUMMARY

This summary highlights selected information about RenaissanceRe and this offering. It does not contain all of the information that may be important to you in deciding whether to purchase our common shares, par value $1.00 per share (the “common shares”). We encourage you to read the entire prospectus supplement, the accompanying prospectus and the documents that we have filed with the Commission that are incorporated by reference prior to deciding whether to purchase common shares.

RenaissanceRe Holdings Ltd.

RenaissanceRe is a Bermuda exempted company with its registered and principal executive offices located at Renaissance House, 12 Crow Lane, Pembroke HM 19 Bermuda, telephone (441) 295-4513. RenaissanceRe is a global provider of reinsurance and insurance. We provide property, casualty and specialty reinsurance and certain insurance solutions to customers, principally through intermediaries. We aspire to be the world’s best underwriter by matching well-structured risks with efficient sources of capital and our mission is to produce superior returns for our shareholders over the long term. We seek to accomplish these goals by being a trusted, long-term partner to our customers for assessing and managing risk, delivering responsive and innovative solutions, leveraging our core capabilities of risk assessment and information management, investing in these core capabilities in order to serve our customers across the cycles that have historically characterized our markets and keeping our promises.

RenaissanceRe’s core products include property, casualty and specialty reinsurance and certain insurance products principally distributed through intermediaries, with whom we seek to cultivate strong long-term relationships. We believe we have been one of the world’s leading providers of catastrophe reinsurance since our founding. In recent years, through the strategic execution of a number of initiatives, including organic growth and acquisitions, we have expanded our casualty and specialty platform and products and believe we are a leader in certain casualty and specialty lines of business.

We also pursue a number of other opportunities through our ventures unit, which has responsibility for creating and managing our joint ventures, executing customized reinsurance transactions to assume or cede risk and managing certain strategic investments directed at classes of risk other than catastrophe reinsurance. From time to time we consider diversification into new ventures, either through organic growth, the formation of new joint ventures, or the acquisition of or the investment in other companies or books of business of other companies.

On March 22, 2019, RenaissanceRe’s wholly owned subsidiary, RenaissanceRe Specialty Holdings (UK) Limited, completed its previously announced purchase of all of the share capital of Tokio Millennium Re AG (now known as RenaissanceRe Europe AG) (“RenaissanceRe Europe”), Tokio Millennium Re (UK) Limited (now known as RenaissanceRe (UK) Limited) (“RenaissanceRe UK”), and their respective subsidiaries (collectively, the “TMR Group Entities”) pursuant to a Stock Purchase Agreement by and among RenaissanceRe, Tokio Marine & Nichido Fire Insurance Co. Ltd. (“TMNF”) and, with respect to certain sections only, Tokio Marine Holdings, Inc. entered into on October 30, 2018 (the “TMR Stock Purchase Agreement”) (the “TMR Stock Purchase”). The TMR Group Entities comprised the treaty reinsurance business of Tokio Marine Holdings, Inc. The 1,739,071 common shares being sold under this prospectus supplement by the selling shareholder consist of all of the common shares issued to TMNF pursuant to the TMR Stock Purchase Agreement.

The Offering

The following summary of the offering contains basic information about the offering and our common shares and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete understanding of our common shares, please refer to the description of our share capital incorporated by reference into this prospectus supplement and the accompanying prospectus.

Common shares offered by the selling shareholder	1,739,071 shares. The common shares offered hereby were issued to the selling shareholder pursuant to the TMR Stock Purchase Agreement.

Common shares outstanding	44,148,116 shares (as of January 2, 2020).

Use of proceeds	We will not receive any proceeds from the sale of common shares being sold in this offering. The selling shareholder will receive all of the net proceeds and bear all commissions and discounts, if any, from the sale of our common shares pursuant to this prospectus supplement. See “Use of Proceeds” and “Selling Shareholder.”

Dividend policy	Historically, our Board of Directors has declared quarterly dividends on our common shares. The declaration and payment of dividends are subject to the discretion of the Board and depend, among other things, on our financial condition, general business conditions, legal, contractual and regulatory restrictions regarding the payment dividends by us and our subsidiaries and other factors which the Board may in the future consider to be relevant. The laws of the various jurisdictions in which we and our subsidiaries are organized restrict the ability of RenaissanceRe to pay dividends to its shareholders and of our subsidiaries to pay dividends to RenaissanceRe.

Risk factors	Investing in our common shares involves certain risks. See “Risk Factors” beginning on page S-5 of this prospectus supplement.

Listing	Our common shares are traded on the NYSE under the symbol “RNR”.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents summary consolidated financial data of RenaissanceRe at the end of and for the nine months ended September 30, 2019 and 2018, and at the end of and for the years ended December 31, 2018, December 31, 2017, December 31, 2016, December 31, 2015 and December 31, 2014. The year-end financial and other data has been derived from our audited financial statements and notes thereto. The financial and other data for the interim periods has been derived from our unaudited financial statements and notes thereto, and include, in the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial data. The results for the interim periods do not necessarily indicate the results to be expected for the full fiscal year. You should read the summary financial and other data set forth below along with the consolidated financial statements and related notes included or incorporated by reference in this prospectus supplement.

	Nine months ended September 30,		Year ended December 31,
	2019	2018	2018	2017	2016	2015	2014
	(in thousands, except per share amounts and percentages)
Statement of operations highlights
Gross premiums written	$3,902,271	$2,762,672	$3,310,427	$2,797,540	$2,374,576	$2,011,310	$1,550,572

Net premiums written	$2,656,126	$1,720,808	$2,131,902	$1,871,325	$1,535,312	$1,416,183	$1,068,236

Net premiums earned	$2,368,278	$1,401,516	$1,976,129	$1,717,575	$1,403,430	$1,400,551	$1,062,416
Net claims and claim expenses incurred	1,334,928	642,380	1,120,018	1,861,428	530,831	448,238	197,947
Acquisition expenses	553,614	312,524	432,989	346,892	289,323	238,592	144,476
Operational expenses	158,162	119,408	178,267	160,778	197,749	219,112	190,639

Underwriting income (loss)	$321,574	$327,204	$244,855	$(651,523)	$385,527	$494,609	$529,354

Net investment income	$311,138	$208,528	$261,866	$222,209	$181,726	$152,567	$124,316
Net realized and unrealized gains (losses) on investments	396,586	(86,415)	(175,069)	135,822	141,328	(68,918)	41,433
Change in net unrealized gains on fixed maturity investments available for sale	—	—	—	—	(1,870)	(1,243)	(855)

Total investment result	$707,724	$122,113	$86,797	$358,031	$321,184	$82,406	$164,894

Net income (loss)	$909,927	$392,903	$268,917	$(354,671)	$630,048	$542,242	$686,256
Net income (loss) available (attributable) to RenaissanceRe common shareholders	$678,269	$281,182	$197,276	$(244,770)	$480,581	$408,811	$510,337
Net income (loss) available (attributable) to RenaissanceRe common shareholders per common share — diluted	$8.64	$8.62	$4.91	$(6.15)	$11.43	$9.28	$12.60
Dividends per common share	$1.02	$0.99	$1.32	$1.28	$1.24	$1.20	$1.16
Key ratios
Net claims and claim expense ratio — current accident year	57.0%	59.9%	70.4%	110.8%	49.5%	43.6%	32.2%
Net claims and claim expense ratio — prior accident years	(0.6%)	(14.1%)	(13.7%)	(2.4)%	(11.7)%	(11.6)%	(13.6)%

Net claims and claim expense ratio — calendar year	56.4%	45.8%	56.7%	108.4%	37.8%	32.0%	18.6%
Underwriting expense ratio	30.0%	30.9%	30.9%	29.5%	34.7%	32.7%	31.6%

Combined ratio	86.4%	76.7%	87.6%	137.9%	72.5%	64.7%	50.2%

Return on average common equity — annualized	18.2%	9.1%	4.7%	(5.7%)	11.0%	9.8%	14.9%

	At September 30,		At December 31,
	2019	2018	2018	2017	2016	2015	2014
Book value
Book value per common share	$120.07	$105.21	$104.13	$99.72	$108.45	$99.13	$90.15
Balance sheet highlights
Total assets	$25,644,210	$17,096,394	$18,676,196	$15,226,131	$12,352,082	$11,555,287	$18,202,307
Total shareholders’ equity attributable to RenaissanceRe	$5,951,235	$4,886,521	$5,045,080	$4,391,375	$4,866,577	$4,732,184	$3,865,715

RISK FACTORS

Your investment in the common shares will involve a degree of risk, including those risks that are described in this section. The risks and uncertainties described below are not the only ones relevant to an investment in the common shares. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occurs, our business, financial condition and results of operations could be materially affected. In that case, the value of the common shares could decline substantially. Before deciding whether an investment in the common shares is suitable for you, you should carefully consider the following discussion of risks. These risk factors update and replace the risk factors in the accompanying prospectus under the caption “Risk Factors.”

Risks Related to Our Company

Our exposure to catastrophic events and premium volatility could cause our financial results to vary significantly from one period to the next and could adversely impact our financial results.

We have a large overall exposure to natural and man-made disasters, such as earthquakes, hurricanes, tsunamis, winter storms, freezes, floods, fires, tornadoes, hailstorms, drought, cyber-risks and acts of terrorism. As a result, our operating results have historically been, and we expect will continue to be, significantly affected by low frequency and high severity loss events.

Claims from catastrophic events could cause substantial volatility in our quarterly and annual financial results and could materially adversely affect our financial condition, results of operations and cash flows. We believe that certain factors, including increases in the value and geographic concentration of insured property, particularly along coastal regions, the increasing risks associated with extreme weather events as a result of changes in climate conditions, and the effects of inflation, may continue to increase the number and severity of claims from catastrophic events in the future. Accordingly, unanticipated events could result in net negative impacts. Historically, a relatively large percentage of our coverage exposures have been concentrated in the U.S. southeast, but due to the expected increase in severe weather events, there is the potential for significant exposures in other geographic areas in the future.

Risks of volatility in our financial results are also exacerbated by the fact that the premiums in both our Property and Casualty and Specialty segments are prone to significant volatility due to factors including the timing of contract inception and our differentiated strategy and capability, which position us to pursue bespoke or large solutions for clients, which may be non-recurring.

Our claims and claim expense reserves are subject to inherent uncertainties.

Our claims and claim expense reserves reflect our estimates, using actuarial and statistical projections at a given point in time, of our expectations of the ultimate settlement and administration costs of claims incurred.

We use actuarial and computer models, historical reinsurance and insurance industry loss statistics, and management’s experience and judgment to assist in the establishment of appropriate claims and claim expense reserves. Our estimates and judgments are based on numerous factors, and may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed, as loss trends and claims inflation impact future payments, or as current laws or interpretations thereof change.

Due to the many assumptions and estimates involved in establishing reserves and the inherent uncertainty of modeling techniques, the reserving process is inherently uncertain. It is expected that some of our assumptions or estimates will prove to be inaccurate, and that our actual net claims and claim expenses paid and reported will differ, perhaps materially, from the reserve estimates reflected in our financial statements. For example, our significant gross and net reserves associated with the large catastrophe events in the past several years remain subject to significant uncertainty. As these and other events mature, losses are paid and information emerges, we expect our reserves may change, perhaps materially.

Accordingly, we may underestimate the exposures we are assuming and our results of operations and financial condition may be adversely impacted, perhaps significantly. Conversely, we may prove to be too conservative and contribute to factors which would impede our ability to grow in respect of new markets or perils or in connection with our current portfolio of coverages.

The trend towards increasingly frequent and severe climate events could result in underestimated exposures that have the potential to adversely impact our financial results.

Our most severe estimated economic exposures arise from our coverages for natural disasters and catastrophes. The trend towards increased severity and frequency of weather related natural disasters and catastrophes which we believe arises in part from changes in climate conditions, coupled with currently projected demographic trends in catastrophe-exposed regions, contributes to factors which we believe increase the average economic value of expected losses, increase the number of people exposed per year to natural disasters and in general exacerbate disaster risk, including risks to infrastructure, global supply chains and agricultural production. Further, we believe that the recent increase in catastrophic events is indicative of permanent climate change rather than transient climate variability. Accordingly, we expect an increase in claims, especially from properties located in these catastrophe-exposed regions.

A substantial portion of our coverages may be adversely impacted by climate change, and we cannot assure you that our risk assessments accurately reflect environmental and climate related risks. We cannot predict with certainty the frequency or severity of tropical cyclones, wildfires or other catastrophes. Unanticipated environmental incidents could lead to additional insured losses that exceed our current estimates, resulting in disruptions to or adverse impacts on our business, the market, or our clients. Further, certain investments, such as catastrophe-linked securities and property catastrophe managed joint ventures, or other assets in our investment portfolio, could also be adversely impacted by climate change.

A decline in our financial strength ratings may adversely impact our business, perhaps materially so.

Financial strength ratings are used by ceding companies and reinsurance intermediaries to assess the financial strength and quality of reinsurers and insurers. Rating agencies evaluate us periodically and may downgrade or withdraw their financial strength ratings in the future if we do not continue to meet the criteria of the ratings previously assigned to us. In addition, rating agencies may make changes in their capital models and rating methodologies which could increase the amount of capital required to support the ratings.

A ratings downgrade or other negative ratings action could adversely affect our ability to compete with other reinsurers and insurers, as well as the marketability of our product offerings, our access to and cost of borrowing and our ability to write new business, which could materially adversely affect our results of operations. For example, following a ratings downgrade we might lose customers to more highly rated competitors or retain a lower share of the business of our customers or we could incur higher borrowing costs on our credit facilities.

In addition, many reinsurance contracts contain provisions permitting cedants to, among other things, cancel coverage pro rata or require the reinsurer to post collateral for all or a portion of its obligations if the reinsurer is downgraded below a certain rating level. It is increasingly common for our reinsurance agreements to contain such terms. Whether a cedant would exercise any of these rights could depend on various factors, such as the reason for and extent of such downgrade, the prevailing market conditions and the pricing and availability of replacement reinsurance coverage. We cannot predict to what extent these contractual rights would be exercised, if at all, or what effect this would have on our financial condition or future operations, but the effect could be material.

Emerging claim and coverage issues, or other litigation, could adversely affect us.

Unanticipated developments in the law as well as changes in social conditions could potentially result in unexpected claims for coverage under our insurance and reinsurance contracts. These developments and changes may adversely affect us, perhaps materially so. For example, we could be subject to developments that impose additional coverage obligations on us beyond our underwriting intent, or to increases in the number or size of claims to which we are subject.

In addition, we believe our property results have been adversely impacted over recent periods by increasing primary claims level fraud and abuses, as well as other forms of social inflation, and that these trends may continue, particularly in certain U.S. jurisdictions in which we focus, including Florida and Texas. For example, in recent years, Florida homeowners have been assigning the benefit of their insurance recovery to third parties, typically related to a water loss claim but also with respect to other claims. This practice is referred to as an “assignment of benefits” or “AOB”, and has resulted in increases in the size and number of claims and the incidences of litigation, interference in the adjustment of claims, and the assertion of bad faith actions and a one-way right to claim attorney fees. AOB and related insurance fraud may directly affect us, potentially materially, through any policy we write in Florida, and by inflating the size of occurrences we cover under our reinsurance treaties and reducing the value of certain investments we have in Florida, including both debt and equity investments in domestic reinsurers. In July 2019, Florida enacted an AOB reform bill intended to limit AOB litigation by creating requirements for the execution of an AOB and allowing an insurance policy to prohibit an AOB, but there can be no assurance the new legislation will reduce the impact of AOB practices.

With respect to our casualty and specialty reinsurance operations, these legal and social changes and their impact may not become apparent until some time after their occurrence. For example, we could be deemed liable for losses arising out of a matter, such as the potential for industry losses arising out of a pandemic illness, that we had not anticipated or had attempted to contractually exclude. Moreover, irrespective of the clarity and inclusiveness of policy language, we cannot assure you that a court or arbitration panel will enforce policy language or not issue a ruling adverse to us. Our exposure to these uncertainties could be exacerbated by the increased willingness of some market participants to dispute insurance and reinsurance contract and policy wording and by social inflation trends, including increased litigation, expanded theories of liability and higher jury awards. These risks may be further exacerbated by the increasing trend of some primary insurers not to settle underlying claims. Alternatively, potential efforts by us to exclude such exposures could, if successful, reduce the market’s acceptance of our related products. The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of our liability under our coverages may not be known for many years after a contract is issued. Furthermore, we expect that our exposure to this uncertainty will grow as our casualty businesses grow, because in these “long-tail” lines claims can typically be made for many years, making them more susceptible to these trends than our catastrophe business, which is typically more “short-tail.” While we continually seek to improve the effectiveness of our contracts and claims capabilities, we may fail to mitigate our exposure to these growing uncertainties.

Retrocessional reinsurance may become unavailable on acceptable terms, or may not provide the coverage we intended to obtain, or we may not be able to collect on claimed retrocessional coverage

As part of our risk management, we buy reinsurance for our own account, which is known as “retrocessional reinsurance.” The reinsurance we purchase is generally subject to annual renewal. From time to time, market conditions have limited or prevented insurers and reinsurers from obtaining retrocessional reinsurance, which may be the case even when reinsurance market conditions in general are strong. Accordingly, we may not be able to renew our current retrocessional reinsurance arrangements or obtain desired amounts of new or replacement coverage. In addition, even if we are able to obtain such retrocessional reinsurance, we may not be able to negotiate terms that we consider appropriate or acceptable from entities with satisfactory creditworthiness or collect on claimed retrocessional coverage. This could limit the amount of business we are willing to write or decrease the protection available to us as a result of large loss events.

When we purchase reinsurance or retrocessional reinsurance for our own account, the insolvency of any of our reinsurers, or inability or reluctance of any of our reinsurers to make timely payments to us under the terms of our reinsurance agreements could have a material adverse effect on us. We have significant reinsurance recoverables associated with the large catastrophe events of the past several years and, generally, we believe that the “willingness to pay” of some reinsurers and retrocessionaires is declining. Therefore, this risk may be more significant to us at present than at many times in the past. Complex coverage issues or coverage disputes may impede our ability to collect amounts we believe we are owed.

A large portion of our reinsurance protection is concentrated with a relatively small number of reinsurers. The risk of such concentration of retrocessional coverage may be increased by recent and future consolidation within the industry.

We also sell retrocessional reinsurance to other reinsurers. See “We are exposed to counterparty credit risk, including with respect to reinsurance brokers, customers and retrocessionaires” below for certain counterparty risks that may be associated with this business.

We depend on a few insurance and reinsurance brokers for a preponderance of our revenue, and any loss of business provided by them could adversely affect us.

We market our insurance and reinsurance products worldwide through a limited number of insurance and reinsurance brokers. As our business is heavily reliant on the use of a few brokers, the loss of a broker, through a merger, other business combination or otherwise, could result in the loss of a substantial portion of our business, which would have a material adverse effect on us. Our ability to market our products could decline as a result of the loss of the business provided by any of these brokers and it is possible that our premiums written would decrease. Further, due to the concentration of our brokers, which has increased further following the closing of the TMR Stock Purchase, our brokers may have increasing power to dictate the terms and conditions of our arrangements with them, which could have a negative impact on our business.

We are exposed to counterparty credit risk, including with respect to reinsurance brokers, customers and retrocessionaires.

We believe our exposure to counterparty credit risk has increased in recent years. In accordance with industry practice, we pay virtually all amounts owed on claims under our policies to reinsurance brokers, and these brokers, in turn, pay these amounts over to the insurers that have reinsured a portion of their liabilities with us (we refer to these insurers as ceding insurers). Likewise, premiums due to us by ceding insurers are virtually all paid to brokers, who then pass such amounts on to us. In many jurisdictions, we have contractually agreed that if a broker were to fail to make a payment to a ceding insurer, we would remain liable to the ceding insurer for the deficiency. Conversely, in many jurisdictions, when the ceding insurer pays premiums for these policies to reinsurance brokers for payment over to us, these premiums are considered to have been received by us upon receipt by the broker, and the ceding insurer is no longer liable to us for those amounts, whether or not we have actually received the premiums. Consequently, in connection with the settlement of reinsurance balances, we assume a substantial degree of credit risk associated with brokers around the world.

We are also exposed to the credit risk of our customers, who, pursuant to their contracts with us, frequently pay us over time. We cannot assure you that we will collect our premiums receivable from ceding insurers and reinsurers to whom we sell retrocessional reinsurance or our reinsurance recoverables from our own reinsurers or retrocessionaires, which may not be collateralized, and we may be required to write down additional amounts in future periods. To the extent our customers or retrocedants become unable to pay future premiums, we would be required to recognize a downward adjustment to our premiums receivable or reinsurance recoverables, as applicable, in our financial statements. We have significant reinsurance recoverables, and our failure to collect even a small portion of these recoverables, or a meaningful delay in the collection of recoverables as to which our own underlying obligations are due, could negatively affect our results of operations and financial condition, perhaps materially.

During periods of economic uncertainty, our consolidated credit risk, reflecting our counterparty dealings with agents, brokers, customers, retrocessionaires, capital providers, parties associated with our investment portfolio, and others may increase, perhaps materially so.

Weakness in business and economic conditions generally or specifically in the principal markets in which we do business could adversely affect our business and operating results.

Challenging economic conditions throughout the world could adversely affect our business and financial results. If economic conditions should weaken, the business environment in our principal markets would be adversely affected, which could adversely affect demand for the products sold by us or our customers. In addition, volatility in the U.S. and other securities markets may adversely affect our investment portfolio or the investment results of our clients, potentially impeding their operations or their capacity to invest in our products. Global financial markets and economic and geopolitical conditions are outside of our control and difficult to predict, being influenced by factors such as national and international political circumstances (including governmental instability, wars, terrorist acts or security operations), interest rates, market volatility, asset or market correlations, equity prices, availability of credit, inflation rates, economic uncertainty, changes in laws or regulations including as regards taxation, trade barriers, commodity prices, interest rates, and currency exchange rates and controls. In addition, as discussed above, we believe our consolidated credit risk is likely to increase during an economic downturn.

A soft reinsurance underwriting market would adversely affect our business and operating results.

In a soft reinsurance underwriting market, premium rates are stable or falling and coverage is readily available. In a hard reinsurance underwriting market, premium rates are increasing and less coverage may be available. Leading global intermediaries and other sources have generally reported that the U.S. reinsurance market reflected a soft underwriting market during the last several years, with growing levels of industry wide capital held. This capital has been supplied principally by traditional market participants and increasingly by alternative capital providers. We believe that the current reinsurance underwriting market may be transitioning toward a hard market phase, caused by recent withdrawals of alternative capital, the aggregation of multiple catastrophic events and continuing prior year adverse development. Market cycles are likely to persist, however, and it is possible that increased access of primary insurers to capital, new technologies and other factors may eliminate or significantly lessen the possibility of any current or future hard reinsurance underwriting market.

A decline in our investment performance could reduce our profitability and hinder our ability to pay claims promptly in accordance with our strategy.

We have historically derived a meaningful portion of our income from our invested assets, which are comprised of, among other things, fixed maturity securities, such as bonds, asset-backed securities, mortgage-backed securities, equity securities, and other investments, including but not limited to private equity investments, bank loan funds and hedge funds. Accordingly, our financial results are subject to a variety of investment risks, including risks relating to general economic conditions, inflation, market volatility, interest rate fluctuations, foreign currency risk, liquidity risk and credit and default risk. Additionally, with respect to certain of our investments, we are subject to pre-payment or reinvestment risk. Our investment portfolio also includes securities with a longer duration, which may be more susceptible to certain of these risks.

The market value of our fixed maturity investments is subject to fluctuation depending on changes in various factors, including prevailing interest rates and widening credit spreads. A decline in interest rates or continuation of the current low interest rate environment could reduce our investment yield, which would reduce our overall profitability. Conversely, increases in interest rates could cause the market value of our investment portfolio to decrease, perhaps substantially. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Any measures we take that are intended to manage the risks of operating in a changing interest rate environment may not effectively mitigate such interest rate sensitivity.

A portion of our investment portfolio is allocated to other classes of investments including equity securities and interests in alternative investment vehicles such as catastrophe bonds, private equity investments, senior secured bank loan funds and hedge funds. These other classes of investments are recorded on our consolidated balance sheet at fair value, which is generally established on the basis of the valuation criteria set forth in the governing documents of such investment vehicles. Such valuations may differ significantly from the values that would have been used had ready markets existed for the shares, partnership interests, notes or other securities representing interests in the relevant investment vehicles. We cannot assure you that, if we were forced to sell these assets, we would be able to sell them for the prices at which we have recorded them, and we might be forced to sell them at significantly lower prices. Furthermore, our interests in many of the investment classes described above are subject to restrictions on redemptions and sales which limit our ability to liquidate these investments in the short term. These classes of investments expose us to market risks including interest rate risk, foreign currency risk, equity price risk and credit risk. The performance of these classes of investments is also dependent on the individual investment managers and the investment strategies. It is possible that the investment managers will leave and/or the investment strategies will become ineffective or that such managers will fail to follow our investment guidelines. Any of the foregoing could result in a material adverse change to our investment performance, and accordingly, adversely affect our financial results.

In addition to the foregoing, we may from time to time re-evaluate our investment approach and guidelines and explore investment opportunities in respect of other asset classes not previously discussed above, including by expanding our relatively small portfolio of direct investments in the equity markets. Any such investments could expose us to systemic and price volatility risk, interest rate risk and other market risks. Any investment in equity securities is inherently volatile. We cannot assure you that such an investment will be profitable and we could lose the value of our investment. Accordingly, any such investment could impact our financial results, perhaps materially, over both the short and the long term.

U.S. taxing authorities could contend that one or more of our Bermuda subsidiaries is subject to U.S. corporate income tax, as a result of changes in laws or regulations, or otherwise.

If the IRS were to contend successfully that we or one or more of our Bermuda subsidiaries is engaged in a trade or business in the U.S., each entity engaged in a U.S. trade or business would, to the extent not exempted from tax by the U.S.-Bermuda income tax treaty, be subject to U.S. corporate income tax on the portion of its net income treated as effectively connected with a U.S. trade or business, as well as the U.S. corporate branch profits tax. If we or one or more of our Bermuda subsidiaries were ultimately held to be subject to taxation, our earnings would correspondingly decline.

In addition, benefits of the U.S.-Bermuda income tax treaty which may limit any tax to income attributable to a permanent establishment maintained by one or more of our Bermuda subsidiaries in the U.S. are only available to a subsidiary if more than 50% of its shares are beneficially owned, directly or indirectly, by individuals who are Bermuda residents or U.S. citizens or residents. Our Bermuda subsidiaries may not be able to continually satisfy, or establish to the IRS that they satisfy, this beneficial ownership test. Finally, it is unclear whether the U.S.-Bermuda income tax treaty (assuming satisfaction of the beneficial ownership test) applies to income other than premium income, such as investment income.

Recently enacted U.S. tax reform legislation, as well as possible future tax reform legislation and regulations, could reduce our access to capital, decrease demand for our products and services, impact our shareholders or investors in our joint ventures or other entities we manage or otherwise adversely affect us.

U.S. tax reform legislation, commonly referred to as the Tax Cuts and Jobs Act (the “Tax Bill”), was signed into law on December 22, 2017. The Tax Bill amends a range of U.S. federal tax rules applicable to individuals, businesses and international taxation, including, among other things, by altering the current taxation of insurance premiums ceded from a United States domestic corporation to any non-U.S. affiliate. For example, the Tax Bill includes a new base erosion anti-avoidance tax (the “BEAT”) that would have substantially altered the taxation of affiliate reinsurance between our operating affiliates which are subject to U.S. taxation and our non-U.S. affiliates which are not. We believe those transactions would have become economically unfeasible under the

BEAT and terminated them as of the 2017 year end. While these transactions were not significant for us, on an industry-wide basis for specific market participants the impacts could be more material, and it is possible that over time the BEAT may result in increased prices for certain reinsurance or insurance products, which could cause a decrease in demand for these products and services due to limitations on the available resources of our clients or their underlying insureds.

The Tax Bill increased the likelihood that we or our non-U.S. subsidiaries or joint ventures managed by us will be deemed a “controlled foreign corporation” (“CFC”) within the meaning of the Internal Revenue Code for U.S. federal tax purposes. Specifically, the Tax Bill expands the definition of “U.S. shareholder” for CFC purposes to include U.S. persons who own 10% or more of the value of a foreign corporation’s shares, rather than only looking to voting power held. As a result, the “voting cut-back” provisions included in our Amended and Restated Bye-laws that limit the voting power of any shareholder to 9.9% of the total voting power of our capital stock will be ineffective in avoiding “U.S. shareholder” status for U.S. persons who own 10% or more of the value of our shares. The Tax Bill also expands certain attribution rules for stock ownership in a way that would cause foreign subsidiaries in a foreign parented group that includes at least one U.S. subsidiary to be treated as CFCs. In the event a corporation is characterized as a CFC, any “U.S. shareholder” of the CFC is required to include its pro rata share of certain insurance and related investment income in income for a taxable year, even if such income is not distributed. In addition, U.S. tax exempt entities subject to the unrelated business taxable income (“UBTI”) rules that own 10% or more of the value of our non-U.S. subsidiaries or joint ventures managed by us that are characterized as CFCs may recognize UBTI with respect to such investment.

In addition to changes in the CFC rules, the Tax Bill contains modifications to certain provisions relating to passive foreign investment company (“PFIC”) status that could, for example, discourage U.S. persons from investing in our joint ventures or other entities we manage. The Tax Bill makes it more difficult for a non-U.S. insurance company to avoid PFIC status under an exception for certain non-U.S. insurance companies engaged in the active conduct of an insurance business. The Tax Bill limits this exception to a non-U.S. insurance company that would be taxable as an insurance company if it were a U.S. corporation and that maintains insurance liabilities of more than 25% of such company’s assets for a taxable year (or, alternatively, maintains insurance liabilities that at least equal 10% of its assets, is predominantly engaged in an insurance business and it satisfies a facts and circumstances test that requires a showing that the failure to exceed the 25% threshold is due to runoff-related or rating-related circumstances). While we believe that our non-U.S. insurance subsidiaries should satisfy this reserve test for the foreseeable future, we cannot assure you that this will continue to be the case in future years, and there is a significant risk that joint venture entities managed by us may not satisfy the reserve test. We also do not expect RenaissanceRe to be a PFIC under current law; however, if the proposed regulations (as discussed below) were made effective in their current from, there would be a significant risk that RenaissanceRe and its non-U.S. subsidiaries could be treated as PFICs.

Further, the U.S. Treasury Department and the Internal Revenue Service (the “IRS”) recently issued proposed regulations intended to clarify the application of this insurance company exception to the classification of a non-U.S. insurer as a PFIC and provide guidance on a range of issues relating to PFICs including the application of the look-through rule, the treatment of income and assets of certain U.S. insurance subsidiaries for purposes of the look-through rule and the extension of the look-through rule to 25% or more owned partnerships. The proposed regulations define insurance liabilities for purposes of the reserve test, tighten the reserve test and the statutory cap on insurance liabilities and provide guidance on the runoff-related and rating-related circumstances for purposes of qualifying as a qualified insurance corporation under the alternative test. The proposed regulations also provide that a non-U.S. insurer will qualify for the insurance company exception only if, among other things, the non-U.S. insurer’s officers and employees perform its substantial managerial and operational activities (taking into account activities of officers and employees of certain related entities in certain cases). The proposed regulations also provide that an active conduct percentage test must be satisfied for the insurance company exception to apply, which test compares the expenses for services of officers and employees of the non-U.S. insurer and certain related entities incurred for the production of premium and certain investment income to all such expenses regardless of the service provider. These proposed regulations will not be effective until adopted in final form. Even if our non-U.S. insurance subsidiaries satisfy the reserve test, it is possible that one or more of our non-U.S. insurance subsidiaries may be characterized as PFICs if these proposed regulations are finalized in their current form.

We are unable to predict all of the ultimate impacts of the Tax Bill and other proposed tax reform regulations and legislation on our business and results of operations. It is possible the IRS will construe the intent of the Tax Bill as having been to reduce or eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the U.S., and its interpretation, enforcement actions or regulatory changes could increase the impact of the Tax Bill beyond prevailing current assessments or our own estimates. Further, it is possible that other legislation could be introduced and enacted in the future that would have an adverse impact on us. These events and trends towards more punitive taxation of cross border transactions could in the future materially adversely impact the insurance and reinsurance industry and our own results of operations by increasing taxation of certain activities and structures in our industry. Accordingly, we cannot reliably estimate what the potential impact of any such changes could be to us or our non-U.S. subsidiaries or joint ventures managed by us and our and their respective sources of capital, investors or the market generally, however, it is possible these changes could materially adversely impact our results of operations.

Acquisitions or strategic investments we have made or may make could turn out to be unsuccessful.

As part of our strategy, we frequently monitor and analyze opportunities to acquire or make a strategic investment in new or other businesses we believe will not detract from our core operations. The negotiation of potential acquisitions (such as the acquisition of the TMR Group Entities) or strategic investments as well as the integration of an acquired business or new personnel, could result in a substantial diversion of management resources.

Future acquisitions could likewise involve numerous additional risks such as potential losses from unanticipated litigation or levels of claims and inability to generate sufficient revenue to offset acquisition costs. As we pursue or consummate a strategic transaction or investment, we may value the acquired or funded company or operations incorrectly, fail to integrate the acquired operations appropriately into our own operations, fail to successfully manage our operations as our product and geographical diversity increases, expend unforeseen costs during the acquisition or integration process, or encounter other unanticipated risks or challenges. If we succeed in consummating a strategic investment, we may fail to value it accurately or divest it or otherwise realize the value which we originally invested or have subsequently reflected in our consolidated financial statements. Any failure by us to effectively limit such risks or implement our acquisitions or strategic investment strategies could have a material adverse effect on our business, financial condition or results of operations. As discussed in more detail below under “Risks Related to RenaissanceRe Following the TMR Stock Purchase,” while we have made substantial progress with the integration of our operations with the operations of the TMR Group, we may not be able to complete such integration smoothly or successfully, which would reduce the anticipated benefits of the TMR Stock Purchase.

The loss of key senior members of management could adversely affect us.

Our success depends in substantial part upon our ability to attract and retain our senior officers. The loss of services of members of our senior management team and the uncertain transition of new members of our senior management team may strain our ability to execute our strategic initiatives. The loss of one or more of our senior officers could adversely impact our business, by, for example, making it more difficult to retain customers, attract or maintain our capital support, or meet other needs of our business, which depend in part on the service of the departing officer. We may also encounter unforeseen difficulties associated with the transition of members of our senior management team to new or expanded roles necessary to execute our strategic and tactical plans from time to time.

In addition, our ability to execute our business strategy is dependent on our ability to attract and retain a staff of qualified underwriters and service personnel. The location of our global headquarters in Bermuda may impede our ability to recruit and retain highly skilled employees. Under Bermuda law, non-Bermudians (other than spouses of Bermudians, holders of Permanent Residents’ Certificates and holders of Working Residents’ Certificates) may not engage in any gainful occupation in Bermuda without a valid government work permit. Some members of our senior management are working in Bermuda under work permits that will expire over the next several years. The Bermuda government could refuse to extend these work permits, and no assurances can be given that any work permit will be issued or, if issued, renewed upon the expiration of the relevant term. If any of our senior officers or key contributors were not permitted to remain in Bermuda, or if we experienced delays or failures to obtain permits for a number of our professional staff, our operations could be disrupted and our financial performance could be adversely affected as a result.

We are exposed to risks in connection with our management of capital on behalf of investors in joint ventures or other entities we manage.

Our operating subsidiaries owe certain legal duties and obligations (including reporting, governance and allocation obligations) to third party investors and are subject to a variety of increasingly complex laws and regulations relating to the management of third party capital. Complying with these obligations, laws and regulations requires significant management time and attention. Although we continually monitor our compliance policies and procedures, faulty judgments, simple errors or mistakes, or the failure of our personnel to adhere to established policies and procedures, could result in our failure to comply with applicable obligations, laws or regulations, which could result in significant liabilities, penalties or other losses to us and seriously harm our business and results of operations.

In addition, in furtherance of our goal of matching well-structured risk with capital whose owners would find the risk-return trade-off attractive, we may invest capital in new and complex ventures with which we do not have a significant amount of experience, which may increase our exposure to legal, regulatory and reputational risks.

In addition, our third party capital providers may, in general, redeem their interests in our joint ventures at certain points in time, which could materially impact the financial condition of such joint ventures, and could in turn materially impact our financial condition and results of operations.

Certain of our joint venture capital providers provide significant capital investment and other forms of capital support in respect of our joint ventures. The loss, or alteration in a negative manner, of any of this capital support could be detrimental to our financial condition and results of operations. Moreover, we can provide no assurance that we will be able to attract and raise additional third party capital for our existing joint ventures or for potential new joint ventures and therefore we may forego existing and/or potentially attractive fee income and other income generating opportunities.

We may be adversely affected by foreign currency fluctuations.

We routinely transact business in currencies other than the U.S. dollar, our financial reporting currency. Moreover, we maintain a portion of our cash and investments in currencies other than the U.S. dollar. Although we generally seek to hedge significant non-U.S. dollar positions, we may, from time to time, experience losses resulting from fluctuations in the values of these foreign currencies, which could cause our consolidated earnings to decrease, or could result in a negative impact to shareholders’ equity. In addition, failure to manage our foreign currency exposures could cause our results of operations to be more volatile. Adverse, unforeseen or rapidly shifting currency valuations in our key markets may magnify these risks over time. Significant third-party capital management operations may further complicate our foreign currency operational needs and risk.

Changes in the method for determining LIBOR and the potential replacement of LIBOR may affect our cost of capital and net investment income.

As a result of concerns about the accuracy of the calculation of LIBOR, a number of British Bankers’ Association (“BBA”) member banks entered into settlements with certain regulators and law enforcement agencies with respect to the alleged manipulation of LIBOR. Actions by the BBA, regulators or law enforcement agencies as a result of these or future events, may result in changes to the manner in which LIBOR is determined. Potential changes, or uncertainty related to such potential changes may adversely affect the market for LIBOR-based securities. In addition, changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the market for LIBOR-based securities.

In addition, the United Kingdom Financial Conduct Authority has announced its desire to phase out the use of LIBOR by the end of 2021, which may affect us adversely. If LIBOR ceases to exist, we may need to renegotiate the terms of certain of our capital securities and credit instruments, which utilize LIBOR as a factor in determining the interest rate, to replace LIBOR with the new standard that is established. The U.S. Federal Reserve has begun publishing a Secured Overnight Funding Rate which is intended to replace U.S. dollar LIBOR. Plans for alternative reference rates for other currencies have also been announced. At this time, it is not possible to predict how markets will respond to these new rates, and the effect that any changes in LIBOR or the discontinuation of LIBOR might have on new or existing financial instruments. As such, the potential effect of any such event on our cost of capital and net investment income cannot yet be determined.

We could face losses from terrorism, political unrest and war.

We have exposure to losses resulting from acts of terrorism, political unrest and acts of war. The frequency of these events has increased in recent years and it is difficult to predict the occurrence of these events or to estimate the amount of loss an occurrence will generate. Accordingly, it is possible that actual losses from such acts will exceed our probable maximum loss estimate and that these acts will have a material adverse effect on us.

We closely monitor the amount and types of coverage we provide for terrorism risk under reinsurance and insurance treaties. If we think we can reasonably evaluate the risk of loss and charge an appropriate premium for such risk we will write some terrorism exposure on a stand-alone basis. We generally seek to exclude terrorism from non-terrorism treaties. If we cannot exclude terrorism, we evaluate the risk of loss and attempt to charge an appropriate premium for such risk. Even in cases where we have deliberately sought to exclude coverage, we may not be able to completely eliminate our exposure to terrorist acts.

The Terrorism Risk Insurance Program Reauthorization Act of 2015 (“TRIPRA”), which provides a federal backstop to all U.S. based property and casualty insurers for insurance related losses resulting from any act of terrorism on U.S. soil or against certain U.S. air carriers, vessels or foreign missions, expires on December 31, 2020. We benefit from TRIPRA as this protection generally inures to our benefit under our reinsurance treaties where terrorism is not excluded.

We are subject to cybersecurity risks and may incur increasing costs in an effort to minimize those risks.

Publicly reported instances of cyber security threats and incidents have increased in recent years, and we may be subject to heightened cyber-related risks. Our business depends on the proper functioning and availability of our information technology platform, including communications and data processing systems and our proprietary systems. We are also required to effect electronic transmissions with third parties including brokers, clients, vendors and others with whom we do business, and with our Board of Directors. We believe we have implemented appropriate security measures, controls and procedures to safeguard our information technology systems and to prevent unauthorized access to such systems and any data processed or stored in such systems, and we periodically evaluate and test the adequacy of such systems, measures, controls and procedures and perform third-party risk assessments; however, there can be no guarantee that such systems, measures, controls and procedures will be effective, that we will be able to establish secure capabilities with all of third parties, or that third parties will have appropriate controls in place to protect the confidentiality of our information. Security breaches could expose us to a risk of loss or misuse of our information, litigation and potential liability.

In addition, cyber incidents that impact the availability, reliability, speed, accuracy or other proper functioning of our systems could have a significant impact on our operations, and potentially on our results. We protect our information systems with physical and electronic safeguards considered appropriate by management. However, it is not possible to protect against every potential power loss, telecommunications failure, cybersecurity attack or similar event that may arise. Moreover, the safeguards we use are subject to human implementation and maintenance and to other uncertainties. Although we attempt to keep personal, proprietary and other sensitive information confidential, we may be impacted by third parties who may not have or use appropriate controls to protect such information.

We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyberattacks. A significant cyber incident, including system failure, security breach, disruption by malware or other damage could interrupt or delay our operations, result in a violation of applicable cybersecurity and privacy and other laws, damage our reputation, cause a loss of customers or give rise to monetary fines and other penalties, which could be significant. While management is not aware of a cybersecurity incident that has had a material effect on our operations, there can be no assurances that a cyber incident that could have a material impact on us will not occur in the future.

Our disaster recovery and business continuity plans involve arrangements with our off-site, secure data centers. We cannot assure you that we will be able to access our systems from these facilities in the event that our primary systems are unavailable due to various scenarios, such as natural disasters or that we have prepared for every disaster or every scenario which might arise in respect of a disaster for which we have prepared, and cannot assure you our efforts in respect of disaster recovery will succeed, or will be sufficiently rapid to avoid harm to our business.

The cybersecurity regulatory environment is evolving, and it is possible that the costs of complying with new or developing regulatory requirements will increase. For example, the New York State Department of Financial Services Cybersecurity Regulation imposes pre-breach cybersecurity obligations with which certain of our subsidiaries are required to comply. We are also required to comply with cybersecurity laws in other jurisdictions, in addition to similar laws and regulations that are being or may be enacted in the future in other jurisdictions in which we operate. In addition, we operate in a number of jurisdictions with strict data privacy and other related laws, which could be violated in the event of a significant cybersecurity incident, or by our personnel. Failure to comply with these obligations can give rise to monetary fines and other penalties, which could be significant.

We may from time to time modify our business and strategic plan, and these changes could adversely affect us and our financial condition.

We regularly evaluate our business plans and strategies, which often results in changes to our business plans and initiatives. Given the increasing importance of strategic execution in our industry, we are subject to increasing risks related to our ability to successfully implement our evolving plans and strategies, particularly as the pace of change in our industry continues to increase. Changing plans and strategies requires significant management time and effort and may divert management’s attention from our core and historically successful operations and competencies. We routinely evaluate potential investments and strategic transactions, but there can be no assurance we will successfully consummate any such transaction, or that a consummated transaction will succeed financially or strategically. Moreover, modifications we undertake to our operations may not be immediately reflected in our financial statements. Therefore, risks associated with implementing or changing our business strategies and initiatives, including risks related to developing or enhancing our operations, controls and other infrastructure, may not have an impact on our publicly reported results until many years after implementation. Our failure to carry out our business plans may have an adverse effect on our long-term results of operations and financial condition.

Our current business strategy focuses on writing reinsurance, with limited writing of primary insurance, and our acquisition of the TMR Group Entities further concentrated our strategy on reinsurance. In contrast, over the last several years, in connection with consolidation in the insurance and reinsurance industries, certain of our competitors increased the amount of primary insurance they are writing, both on an absolute and relative basis. There can be no assurance that our business strategy of focusing on writing reinsurance, with limited writing of primary insurance, will prove prudent as compared to the strategies of our competitors.

The determination of impairments taken is highly subjective and could materially impact our financial position or results of operations.

The determination of impairments taken on our investments, investments in other ventures, goodwill and other intangible assets and loans varies by type of asset and is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects impairments in operations as such evaluations are revised. There can be no assurance that our management has accurately assessed the level of impairments taken in our financial statements. Furthermore, management may determine that impairments are needed in future periods and any such impairment will be recorded in the period in which it occurs, which could materially impact our financial position or results of operations. Historical trends may not be indicative of future impairments.

We may be adversely impacted by inflation.

We monitor the risk that the principal markets in which we operate could experience increased inflationary conditions, which would, among other things, cause loss costs to increase, and impact the performance of our investment portfolio. We believe the risks of inflation across our key markets is increasing. The impact of inflation on loss costs could be more pronounced for those lines of business that are considered to be long tail in nature, as they require a relatively long period of time to finalize and settle claims. Changes in the level of inflation also result in an increased level of uncertainty in our estimation of loss reserves, particularly for long tail lines of business. The onset, duration and severity of an inflationary period cannot be estimated with precision.

We depend on the policies, procedures and expertise of ceding companies and delegated authority counterparties, who may fail to accurately assess the risks they underwrite, which exposes us to operational and financial risks.

Like other reinsurers, we do not separately evaluate each primary risk assumed under our reinsurance contracts or pursuant to our delegated authority business. Accordingly, we are heavily dependent on the original underwriting decisions made by our ceding companies and delegated authority counterparties and are therefore subject to the risk that our customers may not have adequately evaluated the risks to be reinsured, or that the premiums ceded to us will not adequately compensate us for the risks we assume, perhaps materially so. In addition, it is possible that delegated authority counterparties or other counterparties authorized to bind policies on our behalf will fail to fully comply with regulatory requirements, such as those relating to sanctions, or the standards we impose in light of our own underwriting and reputational risk tolerance. To the extent we continue to increase the relative amount of proportional coverages we offer, we will increase our aggregate exposure to risks of this nature.

Our business is subject to operational risks, including systems or human failures.

We are subject to operational risks including fraud, employee errors, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements or obligations under our agreements, failure of our service providers, such as investment custodians, actuaries, information technology providers, etc., to comply with our service agreements, or information technology failures. Losses from these risks may occur from time to time and may be significant.

We may require additional capital in the future, which may not be available or may only be available on unfavorable terms.

To the extent that our existing capital is insufficient to support our future operating requirements, we may need to raise additional funds through financings or limit our growth. Our operations are subject to significant volatility in capital due to our exposure to potentially significant catastrophic events. Any further equity, debt or hybrid financings, or capacity needed for letters of credit, if available at all, may be on terms that are unfavorable to us. Our ability to raise such capital successfully would depend upon the facts and circumstances at the time, including our financial position and operating results, market conditions, and applicable legal issues. We are also exposed to the risk that the contingent capital facilities we have in place may not be available as expected. If we are unable to obtain adequate capital when needed, our business, results of operations and financial condition would be adversely affected.

In addition, we are exposed to the risk that we may be unable to raise new capital for our managed joint ventures and other private alternative investment vehicles, which would reduce our future fee income and market capacity and thus negatively affect our results of operations and financial condition.

The covenants in our debt agreements limit our financial and operational flexibility, which could have an adverse effect on our financial condition.

We have incurred indebtedness, and may incur additional indebtedness in the future. Our indebtedness primarily consists of publicly traded notes, letters of credit and a revolving credit facility.

The agreements governing our indebtedness contain covenants that limit our ability and the ability of certain of our subsidiaries to make particular types of investments or other restricted payments, sell or place a lien on our or their respective assets, merge or consolidate. Certain of these agreements also require us or our subsidiaries to maintain specific financial ratios or contain cross-defaults to our other indebtedness. If we or our subsidiaries fail to comply with these covenants or meet these financial ratios, the noteholders or the lenders could declare a default and demand immediate repayment of all amounts owed to them or, where applicable, cancel their commitments to lend or issue letters of credit or, where the reimbursement obligations are unsecured, require us to pledge collateral or, where the reimbursement obligations are secured, require us to pledge additional or a different type of collateral.

The regulatory systems under which we operate and potential changes thereto could restrict our ability to operate, increase our costs, or otherwise adversely impact us.

Certain of our operating subsidiaries are not licensed or admitted in any jurisdiction except Bermuda, conduct business only from their principal offices in Bermuda and do not maintain offices in the U.S. The insurance and reinsurance regulatory framework continues to be subject to increased scrutiny in many jurisdictions, including the U.S. and Europe. If our Bermuda insurance or reinsurance operations become subject to the insurance laws of any state in the U.S., jurisdictions in the EU, or elsewhere, we could face challenges to the future operations of these companies.

Moreover, we could be put at a competitive disadvantage in the future with respect to competitors that are licensed and admitted in U.S. jurisdictions. Among other things, jurisdictions in the U.S. do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their statutory financial statements unless security is posted. Our contracts generally require us to post a letter of credit or provide other security (e.g., through a multi-beneficiary reinsurance trust). In order to post these letters of credit, issuing banks generally require collateral. It is possible that the EU or other countries might adopt a similar regime in the future, or that U.S. or EU regulations could be altered in a way that treats Bermuda-based companies disparately. It is possible that individual jurisdiction or cross border regulatory developments could adversely differentiate Bermuda, the jurisdiction in which we are subject to group supervision, or could exclude

Bermuda-based companies from benefits such as market access, mutual recognition or reciprocal rights made available to other jurisdictions, which could adversely impact us, perhaps significantly. Any such development, or our inability to post security in the form of letters of credit or trust funds when required, could significantly and negatively affect our operations.

As a result of the TMR Stock Purchase, we became subject to the requirements of certain regulatory agencies and bodies to which our operations were not previously subject, including in New York, Switzerland and Australia, resulting in additional costs to us. In addition, we could be required to allocate considerable time and resources to comply with any new or additional regulatory requirements in any of the jurisdictions in which we operate, including Bermuda, Switzerland, Maryland and the U.K. Any such requirements could impact the operations of our insurance and/or non-insurance subsidiaries, result in increased costs for us and impact our financial condition. In addition, we could be adversely affected if a regulatory authority believed we had failed to comply with applicable law or regulations.

Our current or future business strategy could cause one or more of our currently unregulated subsidiaries to become subject to some form of regulation. Any failure to comply with applicable laws could result in the imposition of significant restrictions on our ability to do business, and could also result in fines and other sanctions, any or all of which could adversely affect our financial results and operations.

We face risks related to changes in Bermuda law and regulations, and the political environment in Bermuda.

We are incorporated in Bermuda and many of our operating companies are domiciled in Bermuda. Therefore, our exposure to potential changes in Bermuda law and regulation that may have an adverse impact on our operations, such as the imposition of tax liability, increased regulatory supervision or changes in regulation is heightened. The Bermuda insurance and reinsurance regulatory framework recently has become subject to increased scrutiny in many jurisdictions, including in the U.S., in various states within the U.S. and in the EU. We are unable to predict the future impact on our operations of changes in Bermuda laws and regulations to which we are or may become subject.

In addition, we are subject to changes in the political environment in Bermuda, which could make it difficult to operate in, or attract talent to, Bermuda. For example, Bermuda is a small jurisdiction and may be disadvantaged in participating in global or cross border regulatory matters as compared with larger jurisdictions such as the U.S. or the leading EU and Asian countries. In addition, Bermuda, which is currently an overseas territory of the U.K., may consider changes to its relationship with the U.K. in the future. These changes could adversely affect Bermuda or the international reinsurance market focused there, either of which could adversely impact us commercially.

Because we are a holding company, we are dependent on dividends and payments from our subsidiaries.

As a holding company with no direct operations, we rely on our investment income, cash dividends and other permitted payments from our subsidiaries to make principal and interest payments on our debt and to pay dividends to our shareholders. From time to time, we may not have sufficient liquid assets to meet these obligations. Regulatory restrictions on the payment of dividends under Bermuda law, Swiss law and various U.S. laws regulate the ability of our subsidiaries to pay dividends. If our subsidiaries are restricted from paying dividends to us, we may be unable to pay dividends to our shareholders or to repay our indebtedness.

Some aspects of our corporate structure may discourage third party takeovers and other transactions or prevent the removal of our current board of directors and management.

Some provisions of our Amended and Restated Bye-Laws may discourage third parties from making unsolicited takeover bids or prevent the removal of our current board of directors and management. In particular, our Bye-Laws prohibit transfers of our capital shares if the transfer would result in a person owning or controlling shares that constitute 9.9% or more of any class or series of our shares unless otherwise waived at the discretion of the Board. In addition, our Bye-Laws reduce the total voting power of any shareholder owning, directly or indirectly, beneficially or otherwise, more than 9.9% of our common shares to not more than 9.9% of the total voting power of our capital stock unless otherwise waived at the discretion of the Board. These provisions may have the effect of deterring purchases of large blocks of our common shares or proposals to acquire us, even if our shareholders might deem these purchases or acquisition proposals to be in their best interests.

In addition, our Bye-Laws provide for, among other things:

•	a classified Board, whose size is fixed and whose members may be removed by the shareholders only for cause upon a 66 2/3% vote;

•	restrictions on the ability of shareholders to nominate persons to serve as directors, submit resolutions to a shareholder vote and requisition special general meetings;

•	a large number of authorized but unissued shares which may be issued by the Board without further shareholder action; and

•	a 66 2/3% shareholder vote to amend, repeal or adopt any provision inconsistent with several provisions of the Bye-Laws.

These Bye-Law provisions make it more difficult to acquire control of us by means of a tender offer, open market purchase, proxy contest or otherwise and could discourage a prospective acquirer from making a tender offer or otherwise attempting to obtain control of us. In addition, these Bye-Law provisions could prevent the removal of our current Board of Directors and management. To the extent these provisions discourage takeover attempts, they could deprive shareholders of opportunities to realize takeover premiums for their shares or could depress the market price of the shares.

In addition, many jurisdictions in which our insurance and reinsurance subsidiaries operate, including Maryland, New York, the U.K., Switzerland and Australia, have laws and regulations that require regulatory approval of a change in control of an insurer or an insurer’s holding company. Where such laws apply to us and our subsidiaries, there can be no effective change in our control unless the person seeking to acquire control has filed a statement with the regulators and has obtained prior approval for the proposed change from such regulators. Under these laws, control is typically presumed when a person acquires, directly or indirectly, 10% or more of the voting power of the insurance company or its parent, although this presumption is rebuttable. Therefore, a person may not acquire 10% or more of our common shares without the prior approval of the applicable insurance regulators.

Investors may have difficulty in serving process or enforcing judgments against us in the U.S.

We are a Bermuda company. In addition, certain of our officers and directors reside in countries outside the U.S. All or a substantial portion of our assets and the assets of these officers and directors are or may be located outside the U.S. Investors may have difficulty effecting service of process within the U.S. on our directors and officers who reside outside the U.S. or recovering against us or these directors and officers on judgments of U.S. courts based on civil liabilities provisions of the U.S. federal securities laws whether or not we appoint an agent in the U.S. to receive service of process.

Risks Related to Our Industry

The reinsurance and insurance businesses are historically cyclical and the pricing and terms for our products may decline, which would affect our profitability.

The reinsurance and insurance industries have historically been cyclical, characterized by periods of decreasing prices followed by periods of increasing prices. Reinsurers have experienced significant fluctuations in their results of operations due to numerous factors, including the frequency and severity of catastrophic events, perceptions of risk, levels of capacity, general economic conditions and underwriting results of other insurers and reinsurers. All of these factors may contribute to price declines generally in the reinsurance and insurance industries. Following an increase in capital in our industry after the 2005 catastrophe events and the subsequent period of substantial dislocation in the financial markets, the reinsurance and insurance markets experienced a prolonged period of generally softening markets.

Our catastrophe-exposed lines are affected significantly by volatile and unpredictable developments, including natural and man-made disasters. The occurrence, or nonoccurrence, of catastrophic events, the frequency and severity of which are inherently unpredictable, affects both industry results and consequently prevailing market prices of our products.

We expect premium rates and other terms and conditions of trade to vary in the future. If demand for our products falls or the supply of competing capacity rises, our prospects for potential growth, due in part to our disciplined approach to underwriting, may be adversely affected. In particular, we might lose existing customers or suffer a decline in business, which we might not regain when industry conditions improve.

Recent or future U.S. federal or state legislation may impact the private markets and decrease the demand for our property reinsurance products, which would adversely affect our business and results of operations.

Legislation adversely impacting the private markets could be enacted on a state, regional or federal level. In the past, federal bills have been proposed in Congress which would, if enacted, create a federal reinsurance backstop or guarantee mechanism for catastrophic risks, including those we currently insure and reinsure in the private markets. These measures were not enacted by Congress; however, new bills to create a federal catastrophe reinsurance program to back up state insurance or reinsurance programs, or to establish other similar or analogous funding mechanisms or structures, may be introduced. We believe that such legislation, if enacted, could contribute to the growth, creation or alteration of state insurance entities in a manner that would be adverse to us and to market participants more generally. If enacted, bills of this nature would likely further erode the role of private market catastrophe reinsurers and could adversely impact our financial results, perhaps materially. Moreover, we believe that numerous modeled potential catastrophes could exceed the actual or politically acceptable bonded capacity of Citizens Property Insurance Corporation (“Citizens”) and of the Florida Hurricane Catastrophe Fund (“FHCF”). This could lead either to a severe dislocation or the necessity of federal intervention in the Florida market, either of which would adversely impact the private insurance and reinsurance industry.

From time to time, the state of Florida has enacted legislation altering the size and the terms and operations of the FHCF and the state sponsored insurer, Citizens. For example, in 2007 legislation expanded the FHCF’s provision of below-market rate reinsurance to up to $28.0 billion per season and expanded the ability of Citizens to compete with private insurance companies and other companies that cede business to us, which reduced the role of the private insurance and reinsurance markets in Florida. Much of the impact of the 2007 legislation was repealed over time. At this time, we cannot assess the likelihood of other related legislation passing, or the precise impact on us, our clients or the market should any such legislation be adopted. Because we are one of the largest providers of catastrophe-exposed coverage globally and in Florida, adverse legislation such as the 2007 bill, or the weakened financial position of Florida insurers which resulted in 2007 and could result from future legislation or other occurrences, may have a greater adverse impact on us than it would on other reinsurance market participants. In addition, other states, particularly those with Atlantic or Gulf Coast exposures or seismic exposures (such as California), may enact new or expanded legislation based on the prior Florida legislation or otherwise, that would diminish aggregate private market demand for our products.

Consolidation in the (re)insurance industry could adversely impact us.

The (re)insurance industry, including our competitors, customers and insurance and reinsurance brokers, has seen significant consolidation over the last several years. Should the market continue to consolidate, there can be no assurance we would remain a leading reinsurer. These consolidated client and competitor enterprises may try to use their enhanced market power to negotiate price reductions for our products and services and/or obtain a larger market share through increased line sizes. If competitive pressures reduce our prices, we would generally expect to reduce our future underwriting activities, resulting in reduced premiums and a reduction in expected earnings. As the insurance industry consolidates, competition for customers becomes more intense and sourcing and properly servicing each customer become even more important. We could incur greater expenses relating to customer acquisition and retention, further reducing our operating margins. In addition, insurance companies that merge may be able to spread their risks across a consolidated, larger capital base so that they require less reinsurance. The number of companies offering retrocessional reinsurance may decline. Reinsurance intermediaries could also continue to consolidate, potentially adversely impacting our ability to access business and distribute our products. We could also experience more robust competition from larger, better capitalized competitors. Any of the foregoing could adversely affect our business or our results of operations.

We operate in a highly competitive environment.

The reinsurance industry is highly competitive. We compete, and will continue to compete, with major U.S. and non-U.S. insurers and reinsurers, including other Bermuda-based reinsurers. Many of our competitors have greater financial, marketing and management resources than we do. Historically, periods of increased capacity levels in our industry have led to increased competition and decreased prices for our products.

In recent years, pension funds, endowments, investment banks, investment managers, exchanges, hedge funds and other capital markets participants have been active in the reinsurance market and markets for related risks, either through the formation of reinsurance companies or the use of other financial products intended to compete with traditional reinsurance. We may also face competition from non-traditional competitors, such as technology companies, “Insurtech” start-up companies and others, who aim to leverage their access to “big data,” artificial intelligence or other emerging technologies. In order to maintain a competitive position, we must continue to invest in new technologies and new ways to deliver our products and services.

We expect competition from these sources and others to continue to increase over time. It is possible that such new or alternative capital could cause reductions in prices of our products, or reduce the duration or amplitude of attractive portions of the historical market cycles. New entrants or existing competitors may attempt to replicate all or part of our business model and provide further competition in the markets in which we participate. Moreover, government-backed entities increasingly represent competition for the coverages we provide directly or for the business of our customers, reducing the potential amount of third party private protection our clients might need or desire. To the extent that industry pricing of our products does not meet our hurdle rate, we would generally expect to reduce our future underwriting activities, thus resulting in reduced premiums and a reduction in expected earnings. We are unable to predict the extent to which the foregoing or other new, proposed or potential initiatives may affect the demand for our products or the risks for which we seek to provide coverage.

Other political, regulatory and industry initiatives by state and international authorities could adversely affect our business.

The insurance and reinsurance regulatory framework is subject to heavy scrutiny by the U.S. and individual state governments, as well as an increasing number of international authorities, and we believe it is likely there will be increased regulatory intervention in our industry in the future. For example, the U.S. federal government has increased its scrutiny of the insurance regulatory framework in recent years (including as specifically addressed in the Dodd-Frank Act), and some states, including Maryland and New York, have enacted laws that increase state regulation of insurance and reinsurance companies and holding companies. Moreover, the National Association of Insurance Commissioners, which is an association of the insurance commissioners of all 50 states and the District of Columbia, and state insurance regulators regularly reexamine existing laws and regulations.

We could also be adversely affected by proposals or enacted legislation to expand the scope of coverage under existing policies for perils such as hurricanes or earthquakes or for a pandemic disease outbreak, mandate the terms of insurance and reinsurance policies, expand the scope of the Federal Insurance Office or establish a new federal insurance regulator, revise laws, regulations, or contracts under which we operate, disproportionately benefit the companies of one country over those of another or repeal or diminish the insurance company antitrust exemption from the McCarran Ferguson Act. Our jurisdiction of Bermuda is also subject to increasing scrutiny by political bodies outside of Bermuda, including the EU Code of Conduct Group. See “The OECD and the EU may pursue measures that might increase our taxes and reduce our net income and increase our reporting requirements.”

Due to this increased legislative and regulatory scrutiny of the reinsurance industry and Bermuda, our cost of compliance with applicable laws may increase, which could result in a decrease to both our profitability and the amount of time that our senior management allocates to running our day-to-day operations.

Further, as we continue to expand our business operations to different regions of the world outside of Bermuda, we are increasingly subject to new and additional regulations with respect to our operations, including, for example, laws relating to anti-corruption and anti-bribery, which have received increased scrutiny in recent years.

The results of the 2020 U.S. presidential election could have further impacts on our industry if new legislative or regulatory reforms are adopted. We are unable to predict at this time the effect of any such reforms.

Our business is subject to certain laws and regulations relating to sanctions and foreign corrupt practices, the violation of which could adversely affect our operations.

We must comply with all applicable economic sanctions and anti-bribery laws and regulations of the U.S. and other jurisdictions. U.S. laws and regulations that may be applicable to us in certain circumstances include the economic trade sanctions laws and regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control as well as certain laws administered by the U.S. Department of State. The sanctions laws and regulations of non-U.S. jurisdictions in which we operate may differ to some degree from those of the U.S. and these differences may additionally expose us to sanctions violations. In addition, we are subject to the Foreign Corrupt Practices Act and other anti-bribery laws that generally prohibit corrupt payments or improper gifts to non-U.S. governments or officials. Although we have policies and controls in place that are designed to ensure compliance with these laws and regulations, it is possible that an employee or intermediary could fail to comply with applicable laws and regulations. In such event, we could be exposed to civil penalties, criminal penalties and other sanctions, including fines or other punitive actions. In addition, such violations could damage our business and/or our reputation. Such criminal or civil sanctions, penalties, other sanctions, and damage to our business and/or reputation could adversely affect our financial condition and results of operations.

Increasing barriers to free trade and the free flow of capital could adversely affect the reinsurance industry and our business.

Recent political initiatives to restrict free trade and close markets, such as Brexit and the Trump administration’s decision to withdraw from the Trans-Pacific partnership and potentially renegotiate or terminate existing bilateral and multilateral trade arrangements, could adversely affect the reinsurance industry and our business. The reinsurance industry is disproportionately impacted by restraints on the free flow of capital and risk because the value it provides depends on our ability to globally diversify risk.

Internationally, restrictions on the writing of reinsurance by foreign companies and government intervention in the natural catastrophe market could reduce market opportunities for our customers and adversely impact us.

Internationally, many countries with fast growing economies, such as China and India, continue to impose significant restrictions on the writing of reinsurance by foreign companies. In addition, in the wake of recent large natural catastrophes, a number of proposals have been introduced to alter the financing of natural catastrophes in several of the markets in which we operate. For example, the Thailand government has announced it is studying proposals for a natural catastrophe fund, under which the government would provide coverage for natural disasters in excess of an industry retention and below a certain limit, after which private reinsurers would continue to participate. The government of the Philippines has announced that it is considering similar proposals. Indonesia’s financial services authority has announced a proposal to increase the amount of insurance business placed with domestic reinsurers. A range of proposals from varying stakeholders have been reported to have been made to alter the current regimes for insuring flood risk in the U.K., flood risk in Australia and earthquake risk in New Zealand. If these proposals are enacted and reduce market opportunities for our clients or for the reinsurance industry, we could be adversely impacted.

The OECD and the EU may pursue measures that might increase our taxes and reduce our net income and increase our reporting requirements.

The OECD has published reports and launched a global dialog among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of jurisdictions perceived by the OECD to be tax havens or offering preferential tax regimes. The OECD has not listed Bermuda as an uncooperative tax haven jurisdiction because Bermuda has committed to eliminating harmful tax practices and to embracing international tax standards for transparency, exchange of information and the elimination of any aspects of the regimes for financial and other services that attract business with no substantial domestic activity. We are not able to predict what changes will arise from the commitment to the OECD or whether such changes will subject us to additional taxes. In 2017, the EU initiated similar measures and identified certain jurisdictions, including Bermuda, which it considered had tax systems that facilitated offshore structuring by attracting profits without commensurate economic activity. The EU did temporarily add Bermuda to its “blacklist” of non-cooperative jurisdictions for tax purposes between March 2019 and May 2019, when Bermuda adopted economic substance legislation that the EU deemed compliant with its requirements. There were no immediate regulatory, tax, trade or other legal impacts to RenaissanceRe, but we are not able to predict future EU actions.

In addition, in 2015, the OECD published its final series of Base Erosion and Profit Shifting (“BEPS”) reports related to its attempt to coordinate multilateral action on international tax rules. The actions proposed in the BEPS report include an examination of the definition of a “permanent establishment” and the rules for attributing profit to a permanent establishment, tightening up transfer pricing rules to ensure that outcomes are in line with value creation, neutralizing the effect of hybrid financial instruments and limiting the deductibility of interest costs of tax purposes. Any changes in the tax law of an OECD member state in response to the BEPS reports and recommendations could subject us to additional taxes.

In May 2019, the OECD published a “Programme of Work”, divided into two pillars, which is designed to address the tax challenges created by an increasing digitalized economy. Pillar One addresses the broader challenge of a digitalized economy and focuses on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than historical “permanent establishment” concepts. Pillar Two addresses the remaining BEPS risk of profit shifting to entities in low tax jurisdictions by introducing a global minimum tax and a proposed tax on base eroding payments, which would operate through a denial of a deduction or imposition of source-based taxation (including withholding tax) on certain payments. The OECD would like to complete its initial draft of a framework for this proposal by the end of 2019, have it agreed to by the participating members by the end of 2020, and get it incorporated into local jurisdiction tax laws and treaties sometime shortly thereafter. To date, the proposal has been written broadly enough to potentially apply to our group’s activities, and we are unable to determine at this time whether it would have a material adverse impact on our operations and results.

The vote by the U.K. to leave the EU (“Brexit”) could adversely affect our business.

The U.K. government and the EU Council have concluded a withdrawal agreement (the “Withdrawal Agreement”) setting out the terms on which the U.K. will leave the EU and, following the Conservative Party’s victory in the December 12, 2019 general election, the U.K. parliament is expected to vote the Withdrawal Agreement into law in January 2020, following which the EU will vote to ratify the Withdrawal Agreement. If this occurs, the U.K. will leave the EU on January 31, 2020 (or earlier, if the Withdrawal Agreement is ratified by the parties in time) on the terms of the Withdrawal Agreement. The Withdrawal Agreement allows for a transition period during which the U.K.’s trading relationship with the EU will remain largely unchanged. This transition period is due to end on December 31, 2020. Uncertainty remains over the U.K.’s future relationship with the EU after 2020. As a result, we face risks associated with the potential uncertainty and consequences that may follow Brexit, including with respect to volatility in financial markets, exchange rates and interest rates. These uncertainties could increase the volatility of, or reduce, our investment results in particular periods or over time. Brexit could adversely affect political, regulatory, economic or market conditions in the U.K. and in Europe and it could contribute to instability in global political institutions and regulatory agencies. Brexit could also lead to legal uncertainty and differing laws and regulations between the U.K. and the EU, and could impair or adversely affect the ability of the U.K. insurance market to transact business in EU countries. To mitigate against the risks of Brexit, our Lloyd’s syndicate, RenaissanceRe Syndicate 1458, utilizes the Lloyd’s Brussels Subsidiary through RSML. The Lloyd’s Brussels Subsidiary is authorized and regulated by the National Bank of Belgium and regulated by the Financial Services and Markets Authority. Since January 1, 2019, the Lloyd’s Brussels Subsidiary has written non-life risks placed in the Lloyd’s market from European Economic Area countries.

In addition, uncertainties related to Brexit could affect the operations, strategic position or results of insurers or reinsurers on whom we ultimately rely to access underlying insured coverages. Any of these potential effects of Brexit, and others we cannot anticipate, could adversely affect our results of operations or financial condition.

Regulatory regimes and changes to accounting rules may adversely impact financial results irrespective of business operations.

Accounting standards and regulatory changes may require modifications to our accounting principles, both prospectively and for prior periods, and such changes could have an adverse impact on our financial results. Required modification of our existing principles, and new disclosure requirements, could have an impact on our results of operations and increase our expenses in order to implement and comply with any new requirements.

The preparation of our consolidated financial statements requires us to make many estimates and judgments.

The preparation of consolidated financial statements requires us to make many estimates and judgments that affect the reported amounts of assets, liabilities (including claims and claim expense reserves), shareholders’ equity, revenues and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates, including those related to premiums written and earned, our net claims and claim expenses, investment valuations, income taxes and those estimates used in our risk transfer analysis for reinsurance transactions. We base our estimates on historical experience, where possible, and on various other assumptions we believe to be reasonable under the circumstances, which form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our judgments and estimates may not reflect our actual results. We utilize actuarial models as well as historical insurance industry loss development patterns to establish our claims and claim expense reserves. Actual claims and claim expenses paid may deviate, perhaps materially, from the estimates reflected in our financial statements.

Risks Related to RenaissanceRe Following the TMR Stock Purchase

The continuing integration of RenaissanceRe and the TMR Group Entities following the TMR Stock Purchase may present significant challenges and costs.

We may face significant challenges, including technical, accounting and other challenges, in completing the combination of our operations and that of the TMR Group Entities’. We entered into the TMR Stock Purchase Agreement because we believe that the TMR Stock Purchase will be beneficial to us and our shareholders and accelerate our existing strategy. Achieving the anticipated benefits of the TMR Stock Purchase will depend in part upon whether we will be successful in completing the integration of the TMR Group Entities’ businesses in a timely and efficient manner. We may not be able to accomplish this integration process smoothly or successfully.

In particular, we are continuing to integrate processes, policies, procedures, operations, technologies and systems, including information technology and accounting and finance. Management has devoted, and will continue to devote, significant attention to this process, and any delays in completing the integration may adversely affect the combined company’s ability to maintain relationships with customers, brokers, employees and other constituencies or our ability to achieve the anticipated benefits of the TMR Stock Purchase or could otherwise adversely affect our business and financial results after the TMR Stock Purchase.

In addition, we have and will continue to incur integration and restructuring costs as a result of the TMR Stock Purchase as we integrate the businesses of the TMR Group Entities. Although we expect that the realization of efficiencies related to the integration of the businesses will offset incremental transaction, integration and restructuring costs over time, we cannot give any assurance that this net benefit will be achieved at any time in the future, if at all.

Our future results will suffer if we do not effectively manage our expanded operations following the TMR Stock Purchase.

We may continue to expand our operations, and our future success depends, in part, upon our ability to manage our expansion opportunities, which pose numerous risks and uncertainties, including the need to integrate the operations and business of the TMR Group Entities into our existing business in an efficient and timely manner, to combine systems and management controls and to integrate relationships with customers, vendors and business partners.

The TMR Group Entities’ counterparties to contracts and arrangements may choose to terminate their contracts with us following the TMR Stock Purchase, which could negatively affect us.

Many of the TMR Group Entities’ reinsurance contracts, as well as most of our reinsurance and insurance contracts, renew annually. It is possible that some reinsurance cedants or policyholders may choose not to renew these contracts with us following the TMR Stock Purchase. Termination of in-force contracts or failure to renew reinsurance or insurance agreements and policies by contractual counterparties could adversely affect the benefits to be received by us from the TMR Group Entities’ contractual arrangements. If the benefits from these arrangements are less than expected, including as a result of these arrangements being terminated, determined to be unenforceable, in whole or in part, or the counterparties to such arrangements failing to satisfy their obligations thereunder, the benefits of the TMR Stock Purchase to us may be significantly less than anticipated.

Risks Related to Our Common Shares and This Offering

Sales of a significant number of our common shares in the public markets, and other transactions that we may pursue, could depress the market price of our common shares.

Sales of a substantial number of common shares in the public markets and the perception that those sales may occur could adversely affect the market price of our common shares. In addition, future issuances of equity securities may dilute the interests of our existing shareholders, including you, and cause the market price of our common shares to decline. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to address regulatory capital concerns, or to satisfy our obligations upon the exercise of outstanding options or warrants. We may issue equity securities in transactions that generate cash proceeds, transactions that free up regulatory capital but do not immediately generate or preserve substantial amounts of cash, and transactions that generate regulatory or balance sheet capital only and do not generate or preserve cash. We cannot predict the effect that these transactions would have on the market price of our common shares.

The price of our common shares may be volatile.

There has been significant volatility in the market for equity securities. The price of our common shares may not remain at or exceed current levels. The following factors, in addition to those described in other risk factors above and below, may have an adverse impact on the market price of our common shares: actual or anticipated variations in our quarterly results, including as a result of catastrophes or our investment performance; our share repurchase program; changes in market valuation of companies in the insurance and reinsurance industry; changes in expectations of future financial performance or changes in estimates of securities analysts; fluctuations in stock market processes and volumes; issuances or sales of common shares or other securities in the future; the addition or departure of key personnel; and announcements by us or our competitors of acquisitions, investments or strategic alliances.

Stock markets in the United States continue to experience volatile price and volume fluctuations. Such fluctuations, as well as general political conditions, the current poor economic conditions or interest rate or currency rate fluctuations, could adversely affect the market price of our common shares.

USE OF PROCEEDS

The selling shareholder will receive all of the net proceeds from the sale of our common shares offered by the selling shareholder pursuant to this prospectus supplement and the accompanying prospectus. We will not receive any proceeds from the sale of our common shares by the selling shareholder. The selling shareholder will bear the underwriting discounts and selling commissions attributable to its sale of our common shares.

SELLING SHAREHOLDER

This prospectus supplement relates to the offer and sale by the selling shareholder of 1,739,071 of our common shares. The common shares that are being offered under this prospectus supplement by the selling shareholder were issued to the selling shareholder pursuant to the TMR Stock Purchase Agreement.

The table below presents certain information as of January 2, 2020 regarding the ownership of our common shares by the selling shareholder, based on 44,148,116 common shares outstanding as of that date.

Except for insurance and reinsurance transactions in the ordinary course of business, as otherwise noted in this prospectus supplement and the accompanying prospectus (including in the information incorporated herein by reference) or the TMR Stock Purchase Agreement and the other agreements entered into in connection therewith, the selling shareholder does not have, and within the past three years has not had, any position, office or material relationship with us or any of our predecessors or affiliates, and the selling shareholder is not and was not affiliated with registered broker-dealers.

Except as noted in the table below, we believe based on the information provided to us that the entity named in the table below has sole voting and investment power with respect to all common shares shown as beneficially owned by it.

	Common Shares Owned Prior to this Offering(1)		Number of Common Shares Being Sold Under this Prospectus Supplement	Common Shares Owned After All Shares are Sold under this Prospectus Supplement
	Number	Percentage		Number	Percentage
Tokio Marine & Nichido Fire Insurance Co., Ltd.	1,739,071	3.9%	1,739,071	0	—

(1)	Beneficial ownership has been determined in accordance with Section 13d-3(d) of the Exchange Act and the rules thereunder.

CERTAIN TAX CONSIDERATIONS

The following statements under “Taxation of RenaissanceRe Holdings Ltd. and its Bermuda subsidiaries” and “Taxation of Shareholders — Bermuda Taxation”, to the extent they constitute statements of Bermuda law, are the opinion of Conyers Dill & Pearman Limited, Hamilton, Bermuda. The following statements of U.S. federal tax law under “Taxation of RenaissanceRe Holdings Ltd. and its Bermuda subsidiaries — United States” and “Taxation of Shareholders — United States Taxation of U.S. Shareholders”, to the extent they constitute statements of U.S. federal tax law, are the opinion of Willkie Farr & Gallagher LLP, New York, New York. The opinions of these firms do not address, and do not include, opinions as to whether RenaissanceRe or any of our subsidiaries has a permanent establishment in the U.S., any factual or accounting matters, determinations or conclusions such as to whether RenaissanceRe or any of our subsidiaries is engaged in a U.S. trade or business, related person insurance income (“RPII”) amounts and computations and components thereof (for example, amounts or computations of income or expense items or reserves entering into RPII computations) or facts relating to RenaissanceRe’s business or activities, and the business or activities of the Non-U.S. subsidiaries of RenaissanceRe, all of which are matters and information determined and provided by RenaissanceRe. The following discussion is based upon current law and describes the material U.S. federal and Bermuda tax consequences at the date of this prospectus supplement. The tax treatment of a holder of common shares for U.S. federal income, state, local or non-U.S. tax purposes may vary depending on the holder’s particular tax situation. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to holders of common shares. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF OWNING COMMON SHARES.

Taxation of RenaissanceRe Holdings Ltd. and its Bermuda subsidiaries

Bermuda

RenaissanceRe and its Bermuda subsidiaries have each received from the Minister of Finance of Bermuda an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, to the effect that in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, such tax shall not be applicable to RenaissanceRe or any of its Bermuda subsidiaries or to any of their operations or their shares, debentures or other obligations until March 2035. These assurances are subject to the proviso that they are not to be construed so as to prevent the application of any tax to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with real property owned or leased by RenaissanceRe or any of its Bermuda subsidiaries. RenaissanceRe and its Bermuda subsidiaries are required to pay certain annual Bermuda government fees. Additionally, the Bermuda insurance subsidiaries of RenaissanceRe are required to pay certain annual insurance license fees as insurers under the Insurance Act 1978 of Bermuda.

United States

RenaissanceRe believes that, to date, RenaissanceRe and our Bermuda subsidiaries have operated and, in the future, will continue to operate their respective businesses in a manner that will not cause any of them to be treated as being engaged in a U.S. trade or business. On this basis, RenaissanceRe does not expect to, nor does it expect our Bermuda subsidiaries to, be required to pay U.S. corporate income tax. However, as the question of whether a corporation is engaged in a U.S. trade or business is inherently factual and there are no definitive standards provided by the U.S. Internal Revenue Code, existing or proposed regulations thereunder or judicial precedent, counsel has not rendered a legal opinion on this issue. There can be no assurance that the IRS could not successfully contend that some or all of RenaissanceRe or our Bermuda subsidiaries are engaged in such a trade or business.

If the IRS successfully establishes that some or all of RenaissanceRe or our Bermuda subsidiaries are engaged in a U.S. trade or business, in the opinion of counsel, the entities treated as engaged in a U.S. trade or business, unless exempted from tax by the income tax treaty between the U.S. and Bermuda, discussed below, would be subject to U.S. corporate income tax on that portion of their respective net income treated as effectively connected with a U.S. trade or business, as well as the U.S. corporate branch profits tax. The U.S. corporate income tax is currently imposed at the rate of 21% on net corporate profits and the U.S. corporate branch profits tax is imposed at the rate of 30% on a corporation’s after-tax profits deemed distributed as a dividend.

Even though RenaissanceRe has taken and intends to continue to take the position that RenaissanceRe and our Bermuda subsidiaries are not engaged in U.S. trades or businesses, RenaissanceRe and our Bermuda subsidiaries have filed and intend to continue to file U.S. federal income tax returns to avoid having all deductions and credits disallowed in the event that any of them were held to be engaged in a U.S. trade or business. In addition, in the opinion of counsel, filing U.S. tax returns will allow the Bermuda insurance subsidiaries to claim benefits under the income tax treaty without penalty.

Even if the IRS were to contend successfully that one or more of the Bermuda insurance subsidiaries was engaged in a U.S. trade or business, in the opinion of counsel, assuming satisfaction of the 50% beneficial ownership and disproportionate distribution tests described below, the U.S.-Bermuda income tax treaty would preclude the U.S. from taxing the Bermuda insurance subsidiaries on their net premium income, except to the extent attributable to a permanent establishment maintained by a Bermuda insurance subsidiary in the U.S. Although RenaissanceRe believes that none of the Bermuda insurance subsidiaries has a permanent establishment in the U.S., RenaissanceRe cannot assure you that the IRS will not successfully contend that one or more of them has such a permanent establishment and therefore is subject to taxation. Further, as the question of whether a Bermuda insurance subsidiary has a permanent establishment is inherently factual, counsel has not rendered a legal opinion on this issue. In addition, in the opinion of counsel, benefits of the income tax treaty are only available to a Bermuda insurance subsidiary if more than 50% of its shares are beneficially owned, directly or indirectly, by individuals who are Bermuda residents or U.S. citizens or residents. Although RenaissanceRe believes that each of the Bermuda insurance subsidiaries meets, and RenaissanceRe will attempt to monitor compliance with, this beneficial ownership test, there can be no assurance that the beneficial ownership test will continue to be satisfied or that RenaissanceRe will be able to establish its satisfaction to the IRS particularly with respect to those Bermuda insurance subsidiaries owned in part by third parties. Furthermore, in the opinion of counsel, income tax treaty benefits will also not be available to a Bermuda insurance subsidiary if the income of such subsidiary is used in substantial part, directly or indirectly, to make disproportionate distributions to, or to pay certain liabilities to, persons that are neither residents of the U.S. or Bermuda nor U.S. citizens. RenaissanceRe believes that each Bermuda insurance subsidiary should meet this requirement, but there can be no assurance that this will be so in the future. Finally, it should be noted that although the income tax treaty (assuming the limitations previously discussed do not apply) clearly applies to premium income, it is uncertain whether the income tax treaty applies to other income such as investment income, and due to the legal uncertainty concerning this aspect of the treaty, counsel has not rendered a legal opinion on whether the treaty applies to such other income.

If any of the Bermuda insurance subsidiaries were considered to be engaged in a U.S. trade or business and were held not to be entitled to the benefits of the permanent establishment clause of the income tax treaty or if RenaissanceRe or any of the Bermuda non-insurance subsidiaries were considered to be engaged in a U.S. trade or business, and, thus, subject to U.S. income taxation, RenaissanceRe’s results of operations and cash flows could be materially adversely affected.

Even if the Bermuda insurance subsidiaries were not considered to be engaged in a U.S. trade or business, the Bermuda insurance subsidiaries will be subject to United States federal income tax on certain fixed or determinable annual or periodic gains, profits and income, such as dividends and certain interest on investment, if any, from sources within the United States. Generally, this tax is imposed by withholding 30% of the payments, or deemed payments, to the Bermuda insurance subsidiaries that are subject to this tax, and is eliminated with respect to certain types of United States source income, such as “portfolio interest”. If the Bermuda insurance subsidiaries are treated as engaged in the conduct of a trade or business within the United

States, the 30% withholding tax only applies to payments that are not effectively connected with such trade or business.

U.S. Internal Revenue Code Section 842 requires that foreign insurance companies carrying on an insurance business within the U.S. have a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risk insured or reinsured by the entity carrying on the insurance business. If any of the Bermuda insurance subsidiaries is considered to be engaged in the conduct of an insurance business in the U.S. and such company (i) is not entitled to the benefits of the income tax treaty in general (because it fails to satisfy one of the limitations on treaty benefits discussed above) or (ii) is entitled to the benefits of the income tax treaty in general, but the income tax treaty is interpreted not to apply to investment income, then Section 842 could subject a significant portion of the investment income of such company to U.S. income tax.

The U.S. also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the U.S. Insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located outside the U.S. should not be subject to this excise tax. The rate of tax currently applicable to reinsurance premiums paid to foreign reinsurers such as RenaissanceRe’s Bermuda insurance subsidiaries, with respect to risks located in the U.S., is 1% of gross premiums (although this tax generally does not apply to foreign-to-foreign reinsurance transactions). The rate of tax currently applicable to insurance premiums paid to foreign insurers with respect to risks located in the U.S. is 4% of gross premiums.

Certain direct and indirect subsidiaries of RenaissanceRe are organized under the laws of the U.S. and one non-U.S. insurance subsidiary has elected to be treated as a U.S. corporation. Those subsidiaries are fully subject to federal, state and local tax. To date, we have not realized taxable income in excess of net operating loss carryforwards in connection with our U.S. operations. We plan to grow our U.S. operations and in the future our U.S. group may incur significant U.S. tax liability.

Taxation of Shareholders

Bermuda Taxation

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 1, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

United States Taxation of U.S. Shareholders

Classification of RenaissanceRe and our Non-U.S. Subsidiaries as CFCs. Each 10% U.S. shareholder (as defined below) of a non-U.S. corporation that is a CFC at any time during a taxable year that owns shares in the CFC, directly or indirectly through non-U.S. entities, on the last day of the CFC’s taxable year in which it was a CFC must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed. A non-U.S. corporation is considered a CFC if 10% U.S. shareholders own (directly, indirectly through non-U.S. entities or constructively) more than 50% of the total combined voting power of all classes of stock of such non-U.S. corporation or more than 50% of the total value of all stock of such corporation. For purposes of taking into account insurance income, which is a category of subpart F income, a CFC also includes a non-U.S. company that earns insurance income in which more than 25% of the total combined voting power of all classes of stock or more than 25% of the total value of all stock is owned by 10% U.S. Shareholders on any day of the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts (other than certain insurance or reinsurance related to same country risks written by certain insurance companies) exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks. The definition of a “10% U.S. shareholder” includes any U.S. person who owns (directly, indirectly through non-U.S. entities or constructively) at least 10% of the total combined voting power or value of all classes of stock of the non-U.S. corporation. Further, share ownership of our non-U.S. subsidiaries is attributed to our U.S. subsidiaries, which would cause each such non-U.S. subsidiary and possibly each of the joint ventures managed by us to be treated as a CFC. If we or our non-U.S. subsidiaries or joint ventures managed by us are CFCs, the rules related to PFICs discussed below generally would not apply to a 10% U.S. shareholder.

Each prospective investor should consult its own tax advisor to determine whether its ownership interest in RenaissanceRe would cause it to become a 10% U.S. shareholder of RenaissanceRe or of any non-U.S. subsidiary that may be created (directly or indirectly) by RenaissanceRe and to determine the impact of such a classification on such investor.

RPII Rules. Certain special subpart F provisions of the U.S. Internal Revenue Code will apply to persons that, through their ownership of common shares, are indirect shareholders of any of the non-U.S. insurance subsidiaries if both (A) 25% or more of the value or voting power of the shares of any such subsidiary is owned or deemed owned (directly or indirectly through foreign entities or constructively) by U.S. persons, as is expected to be the case after this offering; and (B)(i) 20% or more of either the voting power or the value of the shares of any such subsidiary is owned directly or indirectly by persons that are insured or reinsured by any such subsidiary or by persons related to such insured or reinsured persons; and (ii) such subsidiary has RPII, determined on a gross basis, equal to 20% or more of its gross insurance income. RPII is income (investment income and premium income) from the direct or indirect insurance or reinsurance of (i) the risk of any U.S. person that owns shares of any of the non-U.S. insurance subsidiaries (directly or indirectly through foreign entities) or (ii) the risk of a person related to such a U.S. person.

A non-U.S. insurance subsidiary may be considered to indirectly reinsure the risk of a holder of shares that is a U.S. person, and thus generate RPII, if an unrelated company that insured such risk in the first instance reinsures the risk with such subsidiary.

RenaissanceRe does not expect any of the non-U.S. insurance subsidiaries to knowingly enter into reinsurance or insurance arrangements where the ultimate risk insured is that of a holder of shares that is a U.S. person or person related to such a U.S. person. However, there can be no assurance that the IRS will not require a holder of shares that is a U.S. person or person related to such a U.S. person to demonstrate that a non-U.S. insurance subsidiary has not indirectly (albeit unknowingly) reinsured risks of such a shareholder. If the IRS requires a shareholder that is a U.S. person or person related to such a U.S. person to demonstrate that the risks reinsured by a non-U.S. insurance subsidiary were not risks of related parties, even if RenaissanceRe cooperates in providing information regarding our shareholders and the insurance and reinsurance arrangements of the non-U.S. insurance subsidiaries, RenaissanceRe may not be in a position to identify the names of many of our shareholders or the names of the persons whose risks we indirectly reinsure. Therefore, each prospective investor should consult with its own tax advisor to evaluate the risk that the IRS would take this position and the tax consequences that might arise.

Notwithstanding the foregoing discussion, it currently is anticipated (although not assured) that less than 20% of the gross insurance income of the non-U.S. insurance subsidiaries for any taxable year in the foreseeable future will constitute RPII. However, there can be no assurance that the IRS will not assert that 20% or more of the income of one or more of the non-U.S. insurance subsidiaries constitutes RPII or that a taxpayer will be able to meet its burden of proving otherwise. If 20% or more of the gross insurance income of one or more of the non-U.S. insurance subsidiaries for any taxable year constitutes RPII and 20% or more of the voting power or value of the stock of such subsidiaries is held, directly or indirectly, by insureds or reinsureds or by persons related thereto, each direct and indirect U.S. holder of common shares (directly or indirectly through non-U.S. entities) on the last day of the taxable year (a “U.S. Holder”) will be taxable currently on its allocable share of the RPII of such subsidiaries. In that case, RPII will be taxable to each U.S. person that holds common shares regardless of whether such holder is a 10% U.S. shareholder and regardless of whether such holder is an insured or related to an insured. For this purpose, all of the RPII of such subsidiaries would be allocated solely to U.S. Holders, but not in excess of a U.S. Holder’s ratable share, based on the extent of its interest in RenaissanceRe, of the total income of such subsidiaries and limited by the relevant subsidiary’s current year earnings and profits.

RPII that is taxed to a U.S. Holder will increase such U.S. Holder’s tax basis in the shares to which it is allocable. Dividends distributed by the non-U.S. insurance subsidiaries to RenaissanceRe and by RenaissanceRe to U.S. persons will, under such regulations, be deemed to come first out of taxed RPII and to that extent will not constitute income to the holder. This will be the result whether the dividend is distributed in the same year in which the RPII is taxed or a later year. The untaxed dividend will decrease the holder’s tax basis in such holder’s common shares as well.

Computation of RPII. For any year that RenaissanceRe determines that the gross RPII of one or more of the non-U.S. insurance subsidiaries is 20% or more of its gross insurance income for the year and 20% or more of the voting power or value of the shares of such subsidiary is held directly or indirectly by insureds or reinsureds or persons related thereto, RenaissanceRe may also seek information from our shareholders as to whether beneficial owners of our shares at the end of the year are U.S. persons, so that RPII may be apportioned among such persons. To the extent RenaissanceRe is unable to determine whether a beneficial owner of shares is a U.S. person, RenaissanceRe may assume that such owner is not a U.S. person for purposes of apportioning RPII, thereby increasing the per share RPII amount for all known direct or indirect U.S. Holders of our shares.

Uncertainty as to Application of RPII. The RPII provisions have never been interpreted by the courts or the Treasury Department in final regulations, and regulations interpreting the RPII provisions of the U.S. Internal Revenue Code exist only in proposed form. Accordingly, the meaning of the RPII provisions and the application thereof to our non-U.S. insurance subsidiaries is uncertain. Any prospective investor considering an investment in our shares should consult its tax advisor as to the effects of these uncertainties.

Information Reporting. Under certain circumstances, U.S. persons owning stock in a non-U.S. corporation are required to file IRS Form 5471 with their U.S. federal income tax returns. Generally, information reporting on IRS Form 5471 is required by (i) a person that holds shares in a RPII CFC (directly or indirectly through non-U.S. entities), (ii) a 10% U.S. shareholder of a non-U.S. corporation that is a CFC at any time during any tax year of the non-U.S. corporation that owns the stock on the last day of that year and (iii) under certain circumstances, a U.S. person who acquires stock in a non-U.S. corporation and as a result thereof owns 10% or more of the voting power or value of such non-U.S. corporation, whether or not such non-U.S. corporation is a CFC. RenaissanceRe will provide to all U.S. persons registered as shareholders of our shares the relevant information necessary to complete Form 5471 in the event RenaissanceRe determines this is necessary. Failure to file IRS Form 5471 may result in penalties.

Tax-Exempt Shareholders. Tax-exempt entities will be required to treat certain subpart F insurance income, including under the CFC and RPII rules, that is includible in income by the tax-exempt entity as unrelated business taxable income. Prospective investors that are tax exempt entities are urged to consult their tax advisors as to the potential impact of the unrelated business taxable income provisions of the U.S. Internal Revenue Code.

Disposition of Common Shares by U.S. Persons Generally. U.S. persons will, upon the sale or exchange of common shares for cash consideration recognize gain or loss for federal income tax purposes equal to the excess of the amount realized upon such sale or exchange over such person’s U.S. federal income tax basis for the shares disposed. Such gain or loss will be capital gain or loss if the shares are held as a capital asset. Different rules would apply under Section 1248 of the U.S. Internal Revenue Code if RenaissanceRe were classified as a CFC.

Section 1248 of the U.S. Internal Revenue Code provides that if a U.S. person sells or exchanges stock in a non-U.S. corporation and such person owned, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power or value of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments).

Section 953(c)(7) of the U.S. Internal Revenue Code provides that Section 1248 also will apply to the sale or exchange by a U.S. shareholder of shares in a foreign corporation characterized as a CFC under the RPII rules if the foreign corporation would be taxed as an insurance company if it were a domestic corporation, regardless of whether the U.S. shareholder is a 10% U.S. shareholder or whether the corporation qualifies for either the RPII 20% ownership exception or the RPII 20% gross income exception. Although existing Treasury Department regulations do not address the question, proposed Treasury Regulations issued in April 1991 create some ambiguity as to whether Section 1248 and the associated requirement to file Form 5471 would apply when the foreign corporation (such as RenaissanceRe) has a foreign insurance subsidiary that is a CFC for RPII purposes and that would be taxed as an insurance company if it were a domestic corporation. In the opinion of counsel, Section 1248 and the requirement to file Form 5471 will not apply to a less than 10% U.S. shareholder because RenaissanceRe is not directly engaged in the insurance business. There can be no assurance, however, that the IRS will interpret the regulations in this manner or that the Treasury Department will not amend the regulations to provide that Section 1248 and the requirement to file Form 5471 will apply to dispositions of common shares.

If the IRS or U.S. Treasury Department were to make Section 1248 and the Form 5471 filing requirement applicable to the sale of common shares, RenaissanceRe would notify shareholders that Section 1248 of the U.S. Internal Revenue Code and the requirement to file Form 5471 will apply to dispositions of common shares. Thereafter, RenaissanceRe will send a notice after the end of each calendar year to all persons that were shareholders during the year notifying them that Section 1248 and the requirement to file Form 5471 apply to dispositions of common shares by U.S. shareholders. RenaissanceRe will attach to this notice a copy of Form 5471 completed with all of our information and instructions for completing the shareholder information.

Medicare Contribution Tax. A U.S. person that is an individual, estate or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” (or “undistributed net investment income” in the case of estates and trusts) for the relevant taxable year and (2) the excess of the U.S. person’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. person’s net investment income will generally include its dividend income and its net gains from the disposition of shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).

Passive Foreign Investment Companies. Sections 1291 through 1297 of the U.S. Internal Revenue Code contain special rules applicable with respect to foreign corporations that are PFICs. A foreign corporation will be a PFIC if 75% or more of its income constitutes passive income or 50% or more of its assets produce, or are held for the production of, passive income and once characterized as a PFIC will generally retain PFIC status for future taxable years with respect to U.S. shareholders that were shareholders of the foreign corporation at any time during which the foreign corporation was characterized as a PFIC.

If RenaissanceRe were to be characterized as a PFIC, U.S. holders of common shares could be subject to a penalty tax at the time of their sale of (or receipt of an “excess distribution” with respect to) our shares. In general, a U.S. holder of common shares receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to the common shares during the three preceding taxable years (or the taxpayer’s holding period if it is less than three years). In general, the penalty tax is equivalent to an interest charge on taxes that are deemed due during the taxpayer’s holding period but not paid, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the common shares was received in equal portions at the highest applicable rate as ordinary income throughout the U.S. taxpayer’s holding period. The interest charge is equal to the applicable rate imposed on underpayments of U.S. federal income tax for such period. A U.S. shareholder that is a shareholder of a PFIC may also be subject to additional information reporting covenants.

For the above purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC rules provide that income derived in the active conduct of an insurance business by a qualifying insurance corporation is not treated as passive income. This exception originally was intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance businesses. The U.S. Internal Revenue Code contains a look-through rule which states that, for purposes of determining whether a foreign corporation is a PFIC, such foreign corporation shall be treated as if it “received directly its proportionate share of the income” and as if it “held its proportionate share of the assets” of any other corporation in which it owns (directly or indirectly) at least 25% of the stock. Under the look-through rule, RenaissanceRe would be deemed to own the assets and to have received the income of the non-U.S. insurance subsidiaries as well as our other 25% owned direct and indirect subsidiaries directly for purposes of determining whether RenaissanceRe is a PFIC. However, the insurance income exception is limited to a non-U.S. insurance company that is a qualifying insurance corporation that would be taxable as an insurance company if it were a U.S. corporation and maintains insurance liabilities of more than 25% of such company’s assets for a taxable year (or, alternatively, maintains insurance liabilities that at least equal or exceed 10% of its assets, is predominantly engaged in an insurance business and it satisfies a facts and circumstances test that requires a showing that the failure to exceed the 25% threshold is due to runoff-related or rating-related circumstances). While we believe that our non-U.S. insurance subsidiaries should satisfy this reserve test for the foreseeable future, we cannot assure you that this will continue to be the case in future years, and there is a significant risk that joint venture entities managed by us may not satisfy the reserve test. We also do not expect RenaissanceRe to be a PFIC under current law; however, if the proposed regulations (as discussed below) were made effective in their current form, there would be a significant risk that RenaissanceRe and its non-U.S. subsidiaries could be treated as PFICs.

Further, the U.S. Treasury Department and the IRS recently issued proposed regulations intended to clarify the application of this insurance company exception to the classification of a non-U.S. insurer as a PFIC and provide guidance on a range of issues relating to PFICs including the application of the look-through rule, the treatment of income and assets of certain U.S. insurance subsidiaries for purposes of the look-through rule and the extension of the look-through rule to 25% or more owned partnerships. The proposed regulations define insurance liabilities for purposes of the reserve test, tighten the reserve test and the statutory cap on insurance liabilities and provide guidance on the runoff-related and rating-related circumstances for purposes of qualifying as a qualified insurance corporation under the alternative test. The proposed regulations also provide that a non-U.S. insurer will qualify for the insurance company exception only if, among other things, the non-U.S. insurer’s officers and employees perform its substantial managerial and operational activities (taking into account activities of officers and employees of certain related entities in certain cases). The proposed regulations also provide that an active conduct percentage test must be satisfied for the insurance company exception to apply, which test compares the expenses for services of officers and employees of the non-U.S. insurer and certain related entities incurred for the production of premium and certain investment income to all such expenses regardless of the service provider. These proposed regulations will not be effective until adopted in final form. Even if our non-U.S. insurance subsidiaries satisfy the reserve test, it is possible that one or more of our non-U.S. insurance subsidiaries may be characterized as PFICs if these proposed regulations are finalized in their current form.

Taxation of Distributions. Subject to the discussions above relating to the potential application of the CFC, RPII and PFIC rules, cash distributions made with respect to the common shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of RenaissanceRe (as computed using U.S. tax principles). To the extent such distributions exceed RenaissanceRe’s earnings and profits, they will be treated first as a return of the shareholder’s basis in their shares to the extent thereof, and then as gain from the sale of a capital asset (assuming the shares are held as capital assets).

Dividends paid by RenaissanceRe to U.S. corporate shareholders will not be eligible for the dividends received deduction provided by Section 243 of the U.S. Internal Revenue Code.

“Qualified Dividend Income” received by individuals who are U.S. citizens or residents from domestic corporations or “qualified foreign corporations” is subject to tax at long-term capital gains rates (up to a maximum of 20%, in addition to the Medicare contribution tax discussed above). A “qualified foreign corporation” is a foreign corporation that is either incorporated in a possession of the U.S. or is eligible for the benefits of a tax treaty that the U.S. Treasury Department considers a “comprehensive income tax treaty.” The U.S. Treasury Department has determined that the Bermuda Treaty is not a comprehensive income tax treaty.

A foreign corporation not otherwise treated as a qualified foreign corporation will be treated as such with respect to any dividend paid on stock that is readily tradable on an established securities market in the U.S. However, the term “qualified foreign corporation” does not include a corporation treated as a PFIC in the taxable year of the dividend or the preceding taxable year. Special rules apply to “extraordinary” dividends, dividends on stock held for less than 60 days, and dividends received from certain corporations or which are taxed under other U.S. Internal Revenue Code provisions. No regulations have been issued by the U.S. Treasury Department as of the date of this prospectus supplement.

In any event, the rate reduction will not apply to dividends received to the extent a holder elects to treat the dividends as “investment income” which may be offset by investment expense. Furthermore, the rate reduction will apply only to dividends that are paid to a holder with respect to stock meeting certain holding period requirements and where the holder is not obligated to make related payments with respect to positions in substantially similar or related property.

We believe that dividends paid on common shares will qualify as “qualified dividend income” as the common shares are listed on the NYSE. Prospective investors are advised to consult their own tax advisors with respect to the application of these rules.

Dividends paid on common shares generally will constitute income from sources outside the U.S. for foreign tax credit limitation purposes. However, some portion of any dividend received with respect to the ordinary shares may be treated as U.S. source income under the rules regarding “United States-owned foreign corporations.” You should consult your tax advisor regarding the source of any dividend received.

Except as discussed below with respect to backup withholding, dividends paid by RenaissanceRe will not be subject to a U.S. withholding tax.

Persons who are not citizens of or domiciled in the U.S. will not be subject to U.S. estate tax with respect to common shares.

Information reporting to the IRS by paying agents and custodians located in the U.S. will be required with respect to payments of dividends on the common shares to U.S. persons. In addition, a holder of common shares may be subject to backup withholding with respect to dividends paid to such persons, unless such person comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax and may be credited against a holder’s regular U.S. federal income tax liability.

The Foreign Account Tax Compliance provisions of the U.S. Internal Revenue Code (“FATCA”) generally will impose a 30% withholding tax with respect to (i) certain U.S. source income (including interest and dividends) and gross proceeds from any sale or other disposition of property that can produce U.S. source interest or dividends (“withholdable payments”) and (ii) “passthru payments” (generally, withholdable payments and payments that are attributable to withholdable payments) made by foreign financial institutions (“FFIs”). The application of the FATCA withholding rules currently applies to certain U.S. source income (including interest and dividends). Proposed regulations provide that FATCA withholding will not apply to gross proceeds and will not apply to passthrough payments until the date that is two years after the date that final regulations define the term “foreign passthru payment.”

RenaissanceRe and the other non-U.S. entities affiliated with RenaissanceRe (the “Renaissance Entities”) may be subject to the requirements imposed on FFIs or passive non-financial foreign entities under FATCA and will use reasonable efforts to avoid the imposition of a withholding tax under FATCA, which may include entering into agreements with the IRS. If the Renaissance Entities are treated as FFIs for purposes of FATCA, withholdable payments and passthru payments made to the Renaissance Entities may be subject to a 30% withholding tax unless an agreement with the IRS (an “FFI Agreement”) is in effect, pursuant to which the Renaissance Entities would be required to provide information regarding their U.S. direct or indirect owners, other than owners of shares that are regularly traded on an established securities market, and comply with other reporting, verification, due diligence and other procedures established by the IRS, including a requirement to seek waivers of non-U.S. laws that would prevent the reporting of such information. The IRS may terminate the FFI Agreement if the IRS notifies a Renaissance Entity that it is out of compliance with the FFI Agreement and the Renaissance Entity does not remediate the compliance failure. Even if the Renaissance Entities are subject to FFI Agreements, distributions to an investor that are treated as passthru payments generally will be subject to a 30% withholding tax (a) if the investor fails to provide information or take other actions required for a Renaissance Entity to comply with the FFI Agreement including, in the case of a non-U.S. investor, providing information regarding certain U.S. direct and indirect owners of the investor (and, in certain circumstances, obtaining waivers of non-U.S. law to permit such reporting), or (b) if the investor is an FFI, unless the investor (i) is subject to an FFI Agreement, (ii) establishes that an exemption applies or (iii) is required to comply with FATCA under an applicable Model 2 intergovernmental agreement (“IGA”).

The Bermuda government has signed an IGA with the United States. If the Renaissance Entities are treated as FFIs for the purposes of FATCA, under the Model 2 IGA, the Renaissance Entities organized in Bermuda will be directed to register with the IRS and enabled to comply with the requirements of FATCA, including due diligence, reporting and withholding. Assuming registration and compliance with the IGA, an FFI would be treated as compliant with FATCA and not subject to withholding.

For purposes of FATCA, a “foreign financial institution” is generally a non-U.S. entity that (i) accepts deposits in the ordinary course of a banking or similar business, (ii) holds financial assets for the accounts of others as a substantial portion of its business, (iii) is engaged primarily in the business of investing, reinvesting, or trading in securities, partnership interests, commodities, or any interest in such securities, partnership interests or commodities, (iv) is an insurance company that issues, or is obligated to make payments with respect to, a cash value insurance or annuity contract or (v) is an entity that is a holding company or treasury center that is part of an expanded affiliated group that includes a depository institution, custodial institution, insurance company, or certain other entities, or is formed in connection with or availed of by an investment vehicle established with an investment strategy of investing, reinvesting or trading in financial assets. For purposes of FATCA, insurance contracts treated as having an aggregate cash value greater than $50,000 at any time during the calendar year are considered accounts. Insurance companies that issue only property and casualty insurance contracts, indemnity reinsurance contracts, and/or life insurance contracts lacking cash value (or that provide for limited cash value) generally would not be considered FFIs under the final regulations. There can be no certainty as to whether the Renaissance Entities will be treated as FFIs under FATCA. Even if the Renaissance Entities are not treated as FFIs, then depending on whether the shares of a Renaissance Entity are treated as “regularly traded on one or more established securities markets” under the FATCA rules and whether the income and assets classify a Renaissance Entity as an “active NFFE,” withholdable payments to a Renaissance Entity may be subject to a 30% withholding tax unless the Renaissance Entities provide information regarding our U.S. direct or indirect owners.

Subject to certain exceptions, persons that are not U.S. persons will be subject to U.S. federal income tax on dividend distributions with respect to, and gain realized from the sale or exchange of, common shares if such dividends or gains are effectively connected with the conduct of a U.S. trade or business.

Under Section 6038D of the U.S. Internal Revenue Code, certain U.S. persons who are individuals may be required to report information relating to an interest in shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions). U.S. persons should consult their tax advisors regarding the potential application of this information reporting requirement to their ownership of shares.

Interpretation of the Tax Bill and Possible Changes in U.S. Tax Law; Proposed Legislation

The Tax Cuts and Jobs Act (the “Tax Bill”) was signed into law on December 22, 2017. The Tax Bill amended a range of U.S. federal tax rules applicable to individuals, businesses and international taxation, including, among other things, altering the current taxation of insurance premiums ceded from a United States domestic corporation to any non-U.S. affiliate. The Tax Bill and future regulatory actions pertaining to it could adversely impact the insurance and reinsurance industry and our own results of operations by increasing taxation of certain activities and structures in our industry. We are unable to predict all of the ultimate impacts of the Tax Bill and other proposed tax reform regulations and legislation on our business and results of operations. While we currently estimate that the near term economic impact of the Tax Bill to us will be minimal, uncertainty regarding the impact of the Tax Bill remains, as a result of factors including future regulatory and rulemaking processes, the prospects of additional corrective or supplemental legislation, potential trade or other litigation and other factors. Further, it is possible that other legislation could be introduced and enacted in the future that would have an adverse impact on us.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, the underwriter named below has agreed to purchase, and the selling shareholder has agreed to sell, the number of common shares indicated below:

Name	Number of Common Shares
Morgan Stanley & Co. LLC	1,739,071

Total	1,739,071

The underwriter is offering the common shares subject to its acceptance of the common shares from the selling shareholder and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the common shares offered by this prospectus supplement are subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the common shares offered by this prospectus supplement if any such common shares are taken.

The underwriter may receive from purchasers of the common shares nominal brokerage commissions in amounts agreed with the purchasers. The underwriter proposes to offer the common shares for sale from time to time in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by the underwriter and subject to its right to reject any order in whole or in part. The underwriter may effect such transactions by selling the common shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or purchasers of common shares for whom it acts as agent or to whom it sells as principal. The difference between the price at which the underwriter purchases common shares and the price at which the underwriter resells such common shares may be deemed underwriting compensation.

We have agreed that, without the prior written consent of the underwriter, we will not, and will not publicly disclose an intention to, during the period ending 45 days after the date of this prospectus supplement (the “restricted period”) (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common shares or such other securities, in cash or otherwise or (iii) or file any registration statement with the Commission relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares.

The restrictions described in the immediately preceding paragraph do not apply to (A) the common shares to be sold pursuant to this prospectus supplement, (B) our issuance of common shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus supplement as described herein or in the documents incorporated by reference herein, or (C) facilitating the transfer of common shares under any trading plan pursuant to Rule 10b5-1 under the Exchange Act in existence on the date of this prospectus supplement or facilitating the establishment of any new trading plan on behalf of our shareholders, officers or directors pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common shares, provided that (i) any such new plan does not provide for the transfer of common shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by us regarding the establishment of any such new plan, such announcement or filing shall include a statement to the effect that no transfer of common shares may be made under such plan during the restricted period.

Our directors and certain of our officers have agreed that, without the prior written consent of the underwriter, they will not, and will not publicly disclose an intention to, during the restricted period (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares, whether any such transaction described in clause (i) or (ii) is to be settled by delivery of common shares or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to (A) transactions relating to the common shares or other securities acquired in open market transactions after the completion of the public offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the restricted period in connection with subsequent sales of common shares or other securities acquired in such open market transactions; (B) transfers of the common shares or any security convertible into or exercisable or exchangeable for common shares (i) as a bona fide gift, or for bona fide estate planning purposes, (ii) upon death or by will, testamentary document or intestate succession or (iii) to an immediate family member of the relevant officer or director of RenaissanceRe or to any trust for the direct or indirect benefit of the relevant officer or director of RenaissanceRe or one or more immediate family members of the relevant officer or director of RenaissanceRe (for purposes of the lock-up agreement, “immediate family” shall mean any spouse or domestic partner and any relationship by blood, current or former marriage or adoption, not more remote than first cousin); (C) distributions of the common shares or any security convertible into common shares to limited partners or stockholders of the relevant officer or director of RenaissanceRe; provided that in the case of any transfer or distribution pursuant to clause (B) or (C), (i) each donee, distributee or transferee shall sign and deliver a lock-up agreement substantially in the form of the lock-up agreement attached to the underwriting agreement, (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of the common shares, shall be required or shall be voluntarily made during the restricted period and (iii) no such transfer or distribution shall involve a disposition for value; (D)(i) the transfer of common shares to us upon a vesting event of our restricted shares, including shares withheld for payment of withholding taxes upon the vesting of restricted shares or shares forfeited upon the determination of the satisfaction of performance metrics of performance-based restricted shares, in each case, awarded pursuant to our existing equity compensation plans that have been entered into prior to the date of this prospectus supplement and disclosed in this prospectus supplement or the documents incorporated by reference herein, provided that, if the relevant officer or director of RenaissanceRe is required to file a report under Section 16(a) of the Exchange Act in connection therewith, such filing shall clearly indicate in the footnotes thereto the nature of such transfer; (ii) the transfer of common shares under certain specified trading plans pursuant to Rule 10b5-1 under the Exchange Act in existence on the date of this prospectus supplement, provided that, if the relevant officer or director of RenaissanceRe is required to file a report under Section 16(a) of the Exchange Act in connection therewith, such filing shall clearly indicate in the footnotes thereto that such transfer is being made pursuant a pre-existing trading plan and indicating the date such plan was originally entered into; (iii) the establishment of any such new trading plan, provided that (x) such plan does not provide for the transfer of common shares during the restricted period and (y) to the extent a public announcement or filing under the Exchange Act, if any, is required of or on behalf of the relevant officer or director of RenaissanceRe or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common shares may be made under such plan during the restricted period, provided further, that no filing under Section 16(a) of the Exchange Act shall be voluntarily made; (E)(i) the transfer of common shares or any security convertible into or exercisable or exchangeable for common shares that occurs by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order; provided that the transferee shall sign and deliver a lock-up letter substantially in the form of the lock-up agreement attached to the underwriting agreement and provided further, that no filing under Section 16(a) of the Exchange Act shall be voluntarily made and, if the relevant officer or director of RenaissanceRe is required to file a report under Section 16(a) of the Exchange Act, such filing shall clearly indicate in the footnotes thereto the nature and conditions of such transfer and that the transfer is by operation of law, court order, or in connection with a divorce settlement, as the case may be; and (ii) the transfer of common shares or any security convertible into or exercisable or exchangeable for common shares pursuant to a bona fide third party tender offer, merger, amalgamation, consolidation or other similar transaction made to all holders of the common shares involving a “change of control” (as defined below) of us; provided that in the event that the tender offer, merger, amalgamation, consolidation or other such transaction is not completed, the common shares owned by such transferor shall remain subject to the restrictions described herein. “Change of control” means the consummation of any bona fide third-party tender offer, merger, consolidation or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than us, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of total voting power of our voting stock.

The underwriter, in its sole discretion, may release the common shares and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common shares, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriter may sell more shares than it is obligated to purchase under the underwriting agreement, creating a short position. The underwriter can close out a covered short sale by purchasing shares in the open market. As an additional means of facilitating this offering, the underwriter may bid for, and purchase, common shares in the open market to stabilize the price of the shares. These activities may raise or maintain the market price of the common shares above independent market levels or prevent or retard a decline in the market price of the common shares. The underwriter is not required to engage in these activities and may end any of these activities at any time.

We estimate that our total expenses of this offering will be approximately $        and will be payable by us. The selling shareholder will bear the underwriting discounts and selling commissions attributable to its sale of our common shares and any fees and expenses of its own legal counsel.

We, the selling shareholder and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus supplement in electronic format may be made available on websites maintained by the underwriter, or selling group members, if any, participating in this offering. The underwriter may agree to allocate a number of common shares for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriter that may make Internet distributions on the same basis as other allocations.

The underwriter and its affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and its respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriter and its respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriter and its respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

We expect that delivery of the common shares will be made against payment therefor on or about January     , 2020, which is                  business days following the date of this prospectus supplement (such

settlement cycle being referred to as “T+    ”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the common shares on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the common shares initially will settle in T+    , to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the common shares who wish to trade the common shares on the date of pricing and the next two succeeding business days should consult their own advisors.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no offer of common shares may be made to any retail investor in that Member State. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”).

In the case of any common shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the common shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any common shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

United Kingdom

The underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of our common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our common shares in, from or otherwise involving the United Kingdom.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the common shares.

Accordingly, the common shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the common shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the common shares. The common shares may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the common shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the common shares. The common shares may only be transferred en bloc without subdivision to a single investor.

Canada

The common shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the common shares offered in this offering will be passed upon for us by Conyers Dill & Pearman Limited, Hamilton, Bermuda. Certain other legal matters relating to the offering will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriter by Debevoise & Plimpton LLP.

EXPERTS

The consolidated financial statements of RenaissanceRe appearing in RenaissanceRe’s Annual Report on Form 10-K for the year ended December 31, 2018, and the effectiveness of RenaissanceRe’s internal control over financial reporting as of December 31, 2018 have been audited by Ernst & Young Ltd., independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The audited historical financial statements of Tokio Millennium Re AG included in Exhibit 99.1 of RenaissanceRe’s Current Report on Form 8-K/A dated March 26, 2019 have been incorporated in reliance on the report of PricewaterhouseCoopers AG, independent auditors, given on the authority of said firm as experts in auditing and accounting.

The audited historical financial statements of Tokio Millennium Re (UK) Limited included in Exhibit 99.2 of RenaissanceRe s Current Report on Form 8-K/A dated March 26, 2019 have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission a registration statement on Form S-3 under the Securities Act relating to the common shares held by the selling shareholder. This prospectus supplement and the accompanying prospectus are a part of the registration statement, but the registration statement also contains additional information and exhibits.

We are subject to the informational requirements of the Exchange Act. Accordingly, we file annual, quarterly and current reports, proxy statements and other reports with the Commission.

The Commission allows us to “incorporate by reference” the information set forth in certain documents we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. Any statement contained in a document which is incorporated by reference in this prospectus supplement and the accompanying prospectus is automatically updated and superseded if information contained in this prospectus supplement and the accompanying prospectus, or information that we later file with the Commission, modifies or replaces this information. All documents subsequently filed by RenaissanceRe pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus (other than portions of these documents that are furnished under applicable Commission rules rather than filed and exhibits furnished in connection with such items). In addition, we incorporate by reference the following documents filed prior to the date of this prospectus supplement (other than portions of these documents that are furnished under applicable Commission rules rather than filed and exhibits furnished in connection with such items):

•	RenaissanceRe’s Annual Report on Form 10-K for the year ended December 31, 2018 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019;

•	RenaissanceRe’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 2, 2019, as supplemented on May 7, 2019; and

•

RenaissanceRe’s Current Reports on Form 8-K filed with the Commission on November 5, 2018, January  3, 2019, February  7, 2019, March 12, 2019, March  22, 2019 (as amended on March 26, 2019 and April  18, 2019), March 25, 2019, March  26, 2019, April 2, 2019, May 17, 2019, June  24, 2019, November  12, 2019, January  3, 2020 and January 6, 2020.

In no event, however, will any of the information that we furnish under Item 2.02 or Item 7.01 of any Current Report on Form 8-K that we may file from time to time with the Commission be incorporated by reference into, or otherwise be included in, this prospectus supplement or the accompanying prospectus.

To receive a free copy of any of the documents incorporated by reference in this prospectus supplement and the accompanying prospectus (other than exhibits), call or write us at the following address: RenaissanceRe Holdings Ltd., Attn: Stephen H. Weinstein, Secretary, P.O. Box HM 2527, Hamilton, HMGX, Bermuda, telephone (441) 295-4513.

Our filings with the Commission are also available from the Commission’s Web Site at http://www.sec.gov. Our common shares, Series C Preference Shares, Series E Preference Shares and Depositary Shares, each representing a 1/1,000th interest in a share of RenaissanceRe’s Series F Preference Shares, are listed on the New York Stock Exchange. For information on obtaining copies of RenaissanceRe’s public filings at the New York Stock Exchange, please call (212) 656-5060.

We maintain a website at http://www.renre.com. We make available, free of charge through our website, our financial information, including the information contained in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Commission. The information on our website is not incorporated by reference in this prospectus supplement or the accompanying prospectus. We also make available, free of charge from our website, our Audit Committee Charter, Compensation and Corporate Governance Committee Charter, Corporate Governance Guidelines, and Code of Ethics. Such information is also available in print for any shareholder who sends a request to RenaissanceRe Holdings Ltd., Attn: Office of the Corporate Secretary, P.O. Box HM 2527, Hamilton, HMGX, Bermuda.

PROSPECTUS

RENAISSANCERE HOLDINGS LTD.

COMMON SHARES

This prospectus relates solely to the offer and sale by the selling shareholder identified in this prospectus of up to an aggregate of 1,739,071 common shares of RenaissanceRe Holdings Ltd. The common shares that may be offered under this prospectus by the selling shareholder consist of 1,739,071 common shares issued to Tokio Marine & Nichido Fire Insurance Co., Ltd. (“TMNF”) pursuant to a Stock Purchase Agreement we entered into with TMNF and, with respect to certain sections only, Tokio Marine Holdings, Inc. on October 30, 2018 (the “TMR Stock Purchase Agreement”). We are registering these common shares to satisfy registration rights we have granted to the selling shareholder pursuant to a registration rights agreement entered into in connection with the TMR Stock Purchase Agreement.

The selling shareholder identified in this prospectus may offer and sell the common shares from time to time as they may determine on any stock exchange, market or trading facility on which the common shares are traded or in private transactions, at fixed or negotiated prices, directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions as described in the section entitled “Plan of Distribution.”

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of the common shares by the selling shareholder. We do not know when or in what amount the selling shareholder may offer the common shares for sale.

Our common shares are traded on the New York Stock Exchange under the symbol “RNR”.

INVESTING IN OUR COMMON SHARES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” ON PAGE 3 AND ANY OTHER RISK FACTORS THAT MAY BE INCLUDED IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT OR IN ANY OF THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus, the documents incorporated by reference in this prospectus and any amendments or supplements carefully before you make your own investment decision.

The date of this prospectus is January 6, 2020.

Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of the common shares to and between non-residents of Bermuda for exchange control purposes provided our common shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. In granting such consent the Bermuda Monetary Authority does not accept any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

Except as expressly provided in an underwriting agreement, no offered securities may be offered or sold in Bermuda and offers may only be accepted from persons resident in Bermuda, for Bermuda exchange control purposes, where such offers have been delivered outside of Bermuda. Persons resident in Bermuda, for Bermuda exchange control purposes, may require the prior approval of the Bermuda Monetary Authority in order to acquire any offered securities.

In this prospectus, references to “RenaissanceRe,” “we,” “us,” “our” and the “Company” refer to RenaissanceRe Holdings Ltd. together with its subsidiaries unless the context indicates otherwise. In addition, references in this prospectus to “dollar” and “$” are to United States currency, and the terms “United States” and “U.S.” mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “Commission”) pursuant to which the selling shareholder may from time to time offer to sell our common shares in one or more offerings.

In certain circumstances, we may provide a prospectus supplement that will contain specific information about the terms of a particular offering by the selling shareholder. You should read both this prospectus and any accompanying prospectus supplement together with additional information described under the heading “Where You Can Find More Information.” The prospectus supplement may also add, update or change information contained in this prospectus. To the extent the information in any prospectus supplement and/or any information incorporated by reference in this prospectus is inconsistent with the information contained in this prospectus, the information in the document that was filed later shall govern.

RENAISSANCERE HOLDINGS LTD.

OVERVIEW

RenaissanceRe is a Bermuda exempted company with its registered and principal executive offices located at Renaissance House, 12 Crow Lane, Pembroke HM 19 Bermuda, telephone (441) 295-4513. We are a global provider of reinsurance and insurance. We provide property, casualty and specialty reinsurance and certain insurance solutions to customers, principally through intermediaries. We aspire to be the world’s best underwriter by matching well-structured risks with efficient sources of capital and our mission is to produce superior returns for our shareholders over the long term. We seek to accomplish these goals by being a trusted, long-term partner to our customers for assessing and managing risk, delivering responsive and innovative solutions, leveraging our core capabilities of risk assessment and information management, investing in these core capabilities in order to serve our customers across the cycles that have historically characterized our markets and keeping our promises.

Our core products include property, casualty and specialty reinsurance and certain insurance products principally distributed through intermediaries, with whom we seek to cultivate strong long-term relationships. We believe we have been one of the world’s leading providers of catastrophe reinsurance since our founding. In recent years, through the strategic execution of a number of initiatives, including organic growth and acquisitions, we have expanded our casualty and specialty platform and products and believe we are a leader in certain casualty and specialty lines of business.

We also pursue a number of other opportunities through our ventures unit, which has responsibility for creating and managing our joint ventures, executing customized reinsurance transactions to assume or cede risk and managing certain strategic investments directed at classes of risk other than catastrophe reinsurance. From time to time we consider diversification into new ventures, either through organic growth, the formation of new joint ventures, or the acquisition of or the investment in other companies or books of business of other companies.

OTHER INFORMATION

For further information regarding RenaissanceRe, including financial information, you should refer to our recent filings with the Commission. See “Where You Can Find More Information.”

RISK FACTORS

An investment in our securities involves certain risks. Before you invest in any of the common shares offered by the selling shareholder, you should carefully consider the risks involved. Accordingly, you should carefully consider:

•	the information contained or incorporated by reference in this prospectus, including the “Risk Factors” set forth in our Annual Report on Form 10-K for the year ended December 31, 2018;

•

the information, including risk factors, in any of our subsequent current, quarterly and annual reports and other documents we file with the Commission after the date of this prospectus that are incorporated by reference herein; and

•	the information, including risk factors, contained in or incorporated by reference into any prospectus supplement relating to a particular offering by the selling shareholder.

Our business, results of operations or financial condition could be adversely affected by any of these risks or by additional risks and uncertainties not currently known to us or that we currently consider immaterial.

FORWARD-LOOKING STATEMENTS

This prospectus, including the information incorporated by reference herein, may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, us.

In particular, statements using words such as “may”, “should”, “estimate”, “expect”, “anticipate”, “intend”, “believe”, “predict”, “potential”, or words of similar import generally involve forward-looking statements. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this prospectus should not be considered as a representation by us or any other person that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those addressed by the forward-looking statements, including those contained under “Note on Forward-Looking Statements” in RenaissanceRe’s Annual Report on Form 10-K for the year ended December 31, 2018 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019, and incorporated herein by reference. We undertake no obligation to release publicly the results of any future revision we may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The inclusion of forward-looking statements in this prospectus should not be considered as a representation by us or any other person that our current objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those addressed by the forward-looking statements, including the following:

•	the frequency and severity of catastrophic and other events we cover;

•	the effectiveness of our claims and claim expense reserving process;

•	the effect of climate change on our business, including the trend towards increasingly frequent and severe climate events;

•	our ability to maintain our financial strength ratings;

•	the effect of emerging claims and coverage issues;

•	collection on claimed retrocessional coverage, and new retrocessional reinsurance being available on acceptable terms and providing the coverage that we intended to obtain;

•	our reliance on a small and decreasing number of reinsurance brokers and other distribution services for the preponderance of our revenue;

•	our exposure to credit loss from counterparties in the normal course of business;

•	the effect of continued challenging economic conditions throughout the world;

•	soft reinsurance underwriting market conditions;

•	the performance of our investment portfolio;

•

a contention by the U.S. Internal Revenue Service (the “IRS”) that Renaissance Reinsurance Ltd. (“Renaissance Reinsurance”), or any of our other Bermuda subsidiaries, is subject to taxation in the U.S.;

•

the effects of U.S. tax reform legislation and possible future tax reform legislation and regulations, including changes to the tax treatment of our shareholders or investors in our joint ventures or other entities we manage;

•	the success of any of our strategic investments or acquisitions, including our ability to manage our operations as our product and geographical diversity increases;

•	our ability to retain our key senior officers and to attract or retain the executives and employees necessary to manage our business;

•	our ability to effectively manage capital on behalf of investors in joint ventures or other entities we manage;

•	foreign currency exchange rate fluctuations;

•	changes in the method for determining LIBOR and the potential replacement of LIBOR;

•	losses we could face from terrorism, political unrest or war;

•	the effect of cybersecurity risks, including technology breaches or failure, on our business;

•	our ability to successfully implement our business strategies and initiatives;

•	our ability to determine any impairments taken on our investments;

•	the effects of inflation;

•	the ability of our ceding companies and delegated authority counterparties to accurately assess the risks they underwrite;

•	the effect of operational risks, including system or human failures;

•	our ability to raise capital if necessary;

•	our ability to comply with covenants in our debt agreements;

•	changes to the regulatory systems under which we operate, including as a result of increased global regulation of the insurance and reinsurance industries;

•	changes in Bermuda laws and regulations and the political environment in Bermuda;

•	our dependence on the ability of our operating subsidiaries to declare and pay dividends;

•	aspects of our corporate structure that may discourage third-party takeovers and other transactions;

•	difficulties investors may have in servicing process or enforcing judgments against us in the U.S.;

•	the cyclical nature of the reinsurance and insurance industries;

•	adverse legislative developments that reduce the size of the private markets we serve or impede their future growth;

•	consolidation of competitors, customers and insurance and reinsurance brokers;

•	the effect on our business of the highly competitive nature of our industry, including the effect of new entrants to, competing products for and consolidation in the (re)insurance industry;

•	other political, regulatory or industry initiatives adversely impacting us;

•	our ability to comply with applicable sanctions and foreign corrupt practices laws;

•	increasing barriers to free trade and the free flow of capital;

•	international restrictions on the writing of reinsurance by foreign companies and government intervention in the natural catastrophe market;

•	the effect of Organisation for Economic Co-operation and Development (the “OECD”) or European Union (“EU”) measures to increase our taxes and reporting requirements;

•	the effect of the vote by the United Kingdom (the “U.K.”) to leave the EU;

•	changes in regulatory regimes and accounting rules that may impact financial results irrespective of business operations;

•	our need to make many estimates and judgments in the preparation of our financial statements;

•	risks that the ongoing integration of the TMR Group Entities (as defined herein) disrupts or distracts from current plans and operations; and

•	our ability to recognize the benefits of the TMR Stock Purchase (as defined herein).

USE OF PROCEEDS

The proceeds from the sale of the common shares pursuant to this prospectus are solely for the account of the selling shareholder. We will not receive any proceeds from the sale of these common shares by the selling shareholder.

SELLING SHAREHOLDER

This prospectus relates to the offer and sale from time to time by the selling shareholder of up to 1,739,071 common shares. The common shares that may be offered under this prospectus by the selling shareholder consist of 1,739,071 common shares issued to TMNF pursuant to the TMR Stock Purchase Agreement. We are registering these common shares to satisfy registration rights we have granted to the selling shareholder pursuant to the registration rights agreement entered into in connection with the TMR Stock Purchase Agreement. The registration rights agreement also contains certain restrictions on the ability of TMNF and its controlled affiliates to transfer common shares for twelve (12) months after the closing under the TMR Stock Purchase Agreement (i.e. ending on March 22, 2020), subject to certain exceptions. On January 6, 2020, the Company granted a waiver to TMNF to enable TMNF to sell all of its shares in an underwritten offering. For further information regarding the TMR Stock Purchase Agreement and the related registration rights agreement, please see our Current Report on Form 8-K filed with the Commission on November 5, 2018, which is incorporated by reference in this prospectus.

The table below presents certain information as of January 2, 2020 regarding the ownership of our common shares by the selling shareholder, based on 44,148,116 common shares outstanding as of that date. We have prepared the table based on the information provided to us by the selling shareholder and, assuming that the selling shareholder sells all of the common shares beneficially owned by it that have been registered by us and does not acquire any additional common shares during the offering, the selling shareholder will not beneficially own any common shares other than those appearing in the column entitled “Common Shares Owned After All Shares are Sold under this Prospectus” in the table below. The selling shareholder may from time to time offer and sell any or all of the common shares set forth below pursuant to this prospectus in accordance with one or more of the methods of distribution described under the caption “Plan of Distribution.” Because the selling shareholder may offer all or some portion of the common shares registered hereunder, we cannot estimate the number of common shares that will be held by the selling shareholder upon termination of any offering. We cannot advise you as to whether the selling shareholder will in fact sell any or all of such common shares. In addition, the selling shareholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the common shares in transactions exempt from the registration requirements of the Securities Act after the date as of which the information is set forth in the table below.

Except for insurance and reinsurance transactions in the ordinary course of business, as otherwise noted in this prospectus (including in the information incorporated herein by reference) or the TMR Stock Purchase Agreement and the other agreements entered into in connection therewith, the selling shareholder does not have, or within the past three years has not had, any position, office or material relationship with us or any of our predecessors or affiliates, and the selling shareholder is not and was not affiliated with registered broker-dealers.

Except as noted in the table below, we believe based on the information provided to us that the entity named in the table below has sole voting and investment power with respect to all common shares shown as beneficially owned by it.

Any prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of the selling shareholder and the number of common shares registered on its behalf. The selling shareholder may sell or otherwise transfer all, some or none of the common shares in this offering. See “Plan of Distribution.”

	Common Shares Owned Prior to any Offering under this Prospectus (1)		Maximum Number of Common Shares Being Sold Under this Prospectus	Common Shares Owned After All Shares are Sold under this Prospectus
Name of Selling Shareholder	Number	Percentage		Number	Percentage
Tokio Marine & Nichido Fire Insurance Co., Ltd.	1,739,071	3.9%	1,739,071	0	0.0%

(1)	Beneficial ownership has been determined in accordance with Section 13d-3(d) of the Exchange Act and the rules thereunder.

DESCRIPTION OF OUR COMMON SHARES

The following is a summary of certain provisions of our Memorandum of Association (the “Memorandum”) and Bye-Laws. Because this summary is not complete, you should refer to our Memorandum and Bye-Laws for complete information regarding the provisions of these governing documents, including the definitions of some of the terms used below. Copies of these governing documents are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. Whenever we refer to particular sections or defined terms of the Memorandum or the Bye-Laws, such sections or defined terms are incorporated herein by reference and the statement in connection with such reference is made is qualified in its entirety by such reference.

Our common shares are listed on the New York Stock Exchange under the symbol “RNR”. The common shares currently issued and outstanding are fully paid and nonassessable within the meaning of applicable Bermuda law. We have authorized the issuance of 225,000,000 common shares, and 44,148,116 shares were outstanding at January 2, 2020. Any common shares offered by a prospectus supplement, upon issuance against full consideration, will be fully paid and nonassessable within the meaning of applicable Bermuda law. There are no provisions of Bermuda law or our Memorandum and Bye-Laws which impose any limitation on the rights of shareholders to hold or vote common shares by reason of their not being residents of Bermuda.

Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Subject to the voting restrictions set forth below, holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares and do not have any cumulative voting rights. In the event of a liquidation, dissolution, or winding-up of the Company, the holders of common shares are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding preference shares. Authorized but unissued common shares may be issued at any time and at the discretion of our Board of Directors without the approval of the shareholders of the Company with such rights, preferences and limitations as the Board of Directors may determine. Holders of common shares have one vote for each common share held on all matters submitted to a vote on a poll of such holders. Most matters to be approved by holders of common shares require approval by a simple majority vote. All matters relating to a liquidation or sale of all or substantially all of the assets of the Company shall require the affirmative vote of a majority of the voting rights attached to all issued and outstanding capital shares of the Company entitled to vote thereon. All matters relating to an amalgamation or other reorganization of the Company with or into another company (other than “short-form” amalgamations pursuant to section 107 of the Companies Act 1981 of Bermuda) shall require the affirmative vote of a majority of all issued and outstanding capital shares of the Company. All matters relating to a merger by the Company into another company (other than “short-form” mergers pursuant to section 107 of the Companies Act 1981 of Bermuda) shall require the approval of the holders of three-fourths of the Company’s shares present in person or by proxy at a meeting and voting thereon.

The holders of common shares will receive such dividends, if any, as may be declared by the Board out of funds legally available for such purposes. Under Bermuda law, a company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due or (ii) the realizable value of the company’s assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

TRANSFER AGENT

Our registrar and transfer agent for our common shares is Computershare Shareowner Services LLC.

TRANSFER OF SHARES

Our Bye-Laws contain various provisions affecting the transferability of our shares. Under the Bye-Laws, the Board has absolute discretion to decline to register a transfer of shares:

(1) unless the appropriate instrument of transfer is submitted along with such evidence as the Board may reasonably require showing the right of the transferor to make the transfer; or

(2) unless all applicable consents and authorizations of any governmental body or agency in Bermuda have been obtained.

In addition, our Bye-laws provide that no Person shall be permitted to own or control shares in RenaissanceRe to the extent such ownership would result in such Person or any other any Person being considered to own or control Controlled Shares, as our Board of Directors may determine in its sole discretion, and such ownership of Controlled Shares (i) would render any Person a Ten Percent Shareholder, (ii) cause RenaissanceRe to become a “controlled foreign corporation” within the meaning of section 957 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or (iii) cause RenaissanceRe to become a “foreign personal holding company” within the meaning of section 552 of the Code. Our Board of Directors has the right to waive these restrictions in its sole discretion and may decline to register any transfer of shares if the transfer, in the discretion of the Board, would have any of the effects described in clauses (i)-(iii) above. These limits may have the effect of deterring purchases of large blocks of common shares or proposals to acquire us, even if some or a majority of the shareholders might deem these purchases or acquisition proposals to be in their best interests. With respect to this issue, also see the provisions discussed below under “Anti-Takeover Effects of Certain Bye-Law Provisions.”

“Controlled Shares” in reference to any Person means (i) all capital shares of RenaissanceRe such Person is deemed to own directly, indirectly or by attribution (within the meaning of Section 958 of the Code) and (ii) all capital shares of RenaissanceRe directly, indirectly or beneficially owned by such Person (within the meaning of section 13(d) of the Exchange Act).

“Ten Percent Shareholder” means a Person who our Board of Directors determines, in its sole and absolute discretion, owns or controls Controlled Shares representing more than 9.9% of the total voting rights of all of our issued and outstanding capital shares.

“Person” means an individual, partnership, joint-stock company, corporation, trust or unincorporated organization, limited liability company, a government, agency or political subdivision thereof, an entity or arrangement treated as one of the foregoing for U.S. income tax purposes, or a “group” within the meaning of section 13(d) of the Exchange Act.

Our Bermuda counsel has advised us that, while the precise form of the restrictions on transfers contained in the Bye-Laws is untested, as a matter of general principle, restrictions on transfers are enforceable under Bermuda law and are not uncommon.

ANTI-TAKEOVER EFFECTS OF CERTAIN BYE-LAW PROVISIONS

Our Bye-Laws contain certain provisions that make it more difficult to acquire control of us by means of a tender offer, open market purchase, a proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of us to negotiate with our directors. We believe that, as a general rule, the interests of our shareholders would be best served if any change in control results from negotiations with our directors. These provisions could have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of us. In addition, these Bye-Law provisions could prevent the removal of our current Board of Directors and management.

In addition to those provisions of the Bye-Laws discussed above under “Transfers of Shares,” set forth below is a description of certain other provisions of the Bye-Laws. Because the following description is intended as a summary only and is therefore not complete, you should refer to the Bye-Laws, which are incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part, for complete information regarding these provisions.

Board of Director Provisions. Our Bye-Laws provide for a classified board, to which approximately one-third of the Board is elected each year at our annual general meeting of shareholders. Accordingly, our directors serve three-year terms rather than one-year terms. Moreover, our Bye-Laws provide that each director may be removed by the shareholders only for cause upon the affirmative vote of the holders of not less than 66 2/3% of the voting rights attached to all issued and outstanding capital shares entitled to vote for the election of that director. Further, our Bye-Laws fix the size of the Board at eight directors although the incumbent Board may increase its size to eleven members; there are currently eleven members of the Board. In addition, shareholders may only nominate persons for election as director at an annual or special general meeting of shareholders called for the purpose of electing directors only if, among other things, a satisfactory written notice signed by not less than 20 shareholders holding in the aggregate not less than 10% of our outstanding paid-up share capital is timely submitted.

We believe that these Bye-Law provisions enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board. We believe these provisions assist our Board to represent more effectively the interests of all shareholders, including taking action in response to demands or actions by a minority shareholder or group.

Our classified Board makes it more difficult for shareholders to change the composition of our Board even if some or a majority of the shareholders believe such a change would be desirable. Moreover, these Bye-Law provisions may deter changes in the composition of the Board or certain mergers, tender offers or other future takeover attempts which some or a majority of holders of our securities may deem to be in their best interest. In addition, because the classification provisions may discourage accumulations of large blocks of our shares by purchasers whose objective is to take control of RenaissanceRe and remove a majority of our Board of Directors, the classification of our Board of Directors could tend to reduce the likelihood of fluctuations in the market price of the shares that might result from accumulation of large blocks for such a purpose. Accordingly, shareholders could be deprived of certain opportunities to sell their shares at a higher price than might otherwise be the case.

Voting Rights Limitations. Our Bye-Laws provide that to the extent a Person shall be deemed by our Board of Directors in its sole discretion to own or control Controlled Shares which represent in excess of 9.9% of the voting rights attached to all of our issued and outstanding capital shares, then all such excess Controlled Shares shall carry no voting rights and the voting rights of such excess Controlled Shares shall be allocated to the other holders of shares pro rata based on the number of shares held by all such other holders of shares, subject to certain exceptions designed to avoid having such allocation cause any other shareholder to become a Ten Percent Shareholder. Our Board of Directors has the right to waive these restrictions in its sole discretion.

Restrictions on Certain Shareholder Actions. Our Bye-Laws restrict the ability of our shareholders to take certain actions. These restrictions, among other things, limit the power of our shareholders to:

•	nominate persons to serve as directors;

•	submit resolutions to the vote of shareholders at an annual or special general meeting; and

•	requisition special general meetings.

Generally, the Bye-Laws prohibit shareholders from taking these actions unless certain requirements specified in the Bye-Laws are met. These requirements include giving written notice, specifying information that must be provided in connection with the notice or in relation to the requested action, taking specified actions within specified time periods, and requiring a minimum number of holders to act.

These requirements regulating shareholder nominations and proposals may have the effect of deterring a contest for the election of directors or the introduction of a shareholder proposal if the procedures summarized above are not followed. They may also discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal. For a more complete description of these provisions, you should refer to the Bye-Laws, which are incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

Supermajority Requirements for Certain Amendments. Our Bye-Laws require the affirmative vote of at least 66 2/3% of the voting rights attached to all of our issued and outstanding capital shares to amend, repeal or adopt any provision inconsistent with several provisions of the Bye-Laws. The provisions include, among others things, those relating to: the size of our Board and its division into classes, the removal of directors, the powers of shareholders to nominate directors, to call shareholder meetings and to propose matters to be acted on at shareholder meetings. This supermajority requirement could make it more difficult for shareholders to propose and adopt changes to the Bye-Laws intended to facilitate the acquisition or exercise of control over us.

Availability of Shares for Future Issuances; Shareholder Rights Plan. We have a large number of authorized but unissued shares available for issuance. Generally, these shares may be issued by action of our directors without further action by shareholders (except as may be required by applicable stock exchange requirements). The availability of these shares for issue could be viewed as enabling the directors to make a change in our control more difficult. For example, the directors could determine to issue warrants or rights to acquire shares. In addition, we have authorized a sufficient amount of our shares such that we could put in place a shareholder rights plan without further action by shareholders. A shareholder rights plan could serve to dilute or deter share ownership of persons seeking to obtain control of us.

Our ability to take these actions makes it more difficult for a third party to acquire us without negotiating with the Board, even if some or a majority of the shareholders desired to pursue a proposed transaction. Moreover, these powers could discourage or defeat unsolicited share accumulation programs and acquisition proposals.

PLAN OF DISTRIBUTION

Sales of common shares by the selling shareholder named in this prospectus may be made from time to time in one or more transactions, on the New York Stock Exchange, in the over-the-counter market or any other exchange or quotation system on which our common shares may be listed or quoted, in negotiated transactions or in a combination of any such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The common shares may be offered directly, to or through agents designated from time to time or to or through brokers or dealers, or through any combination of these methods of sale. The common shares may be sold using one or more of the following methods:

•

block trades (which may involve crosses) in which the broker or dealer will attempt to sell the common shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resales by the broker or dealer for its own account pursuant to this prospectus;

•	exchange distributions or secondary distributions in accordance with the rules of the New York Stock Exchange;

•	ordinary brokerage transactions and transactions in which the broker or dealer solicits purchasers;

•	privately negotiated transactions;

•	the writing or settlement of options;

•	a combination of any of the foregoing methods of sale; and

•	any other method permitted by applicable law.

An agent, broker or dealer may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or the purchasers of the common shares for whom such brokers or dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker or dealer might be in excess of customary commissions). A member firm of an exchange on which our common shares is traded may be engaged to act as the selling shareholder’s agent in the sale of common shares by the selling shareholder.

In connection with distributions of the common shares offered by this prospectus or otherwise, the selling shareholder may enter into hedging transactions with brokers or dealers or other financial institutions with respect to our common shares. In connection with these transactions, the brokers or dealers or other financial institutions may engage in short sales of our common shares in the course of hedging the positions they assume with the selling shareholder. The selling shareholder may also sell our common shares short to effect its hedging transactions.

In addition, any common shares covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The aggregate proceeds to the selling shareholder from the sale of the common shares offered by it pursuant to this prospectus will be the purchase price of the common shares less discounts or commissions, if any. The selling shareholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents. We will not receive any of the proceeds from any offering by the selling shareholder.

To the extent required, the common shares to be sold, the name of the selling shareholder, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

Each broker-dealer that receives our common shares for its own account pursuant to this prospectus must acknowledge that it will deliver the prospectus in connection with any sale of our common shares. If required, this prospectus may be amended or supplemented on a continual basis to describe a specific plan of distribution. We will make copies of this prospectus available to the selling shareholder, brokers and dealers for purposes of satisfying the prospectus delivery requirements of the Securities Act, if applicable.

In order to comply with the securities laws of some states, if applicable, the common shares offered by this prospectus may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with as part of such sale.

The selling shareholder and any other person participating in such distribution will be subject to certain provisions of the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of our common shares by the selling shareholder and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of our common shares to engage in market-making activities with respect to the common shares. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of the foregoing may affect the marketability of the securities and the ability of any person to engage in market-making activities with respect to the securities.

The selling shareholder and any brokers, dealers, agents or others that participate with the selling shareholder in the distribution of the common shares offered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any underwriting discounts, commissions or fees received by such persons and any profit on the resale of the common shares purchased by such persons may be deemed to be underwriting commissions or discounts under the Securities Act. If any selling shareholder is deemed to be an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholder, brokers and dealers for the purpose of satisfying the prospectus delivery requirements of the Securities Act, if applicable.

There can be no assurance that the selling shareholder will sell any or all of the common shares offered hereby.

Under each of our respective registration rights agreements with each selling shareholder, we and such selling shareholder have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. In addition, we or the selling shareholder may agree to indemnify any underwriters, broker-dealers and agents against or contribute to any payments the underwriters, broker-dealers or agents may be required to make with respect to civil liabilities, including liabilities under the Securities Act.

We will bear all fees and expenses in connection with the preparation and filing of the registration statement of which this prospectus is a part. The fees and expenses of registration to be borne by us referred to in the foregoing sentence shall include, without limitation, registration, filing and qualification fees, word processing, duplicating, printers’ and accounting fees, listing fees, messenger and delivery expenses, all fees and expenses of complying with state securities or blue sky laws, fees and disbursements of our counsel. We estimate that the total expenses payable by us in connection with the preparation and filing of the registration statement of which this prospectus is a part will be $100,000. The selling shareholder will be required to bear any underwriting discounts and selling commissions attributable to its sale of any of its common shares under this prospectus and any fees and expenses of its own legal counsel.

Any underwriters, dealers and agents engaged by the selling shareholder may engage in transactions with us or the selling shareholder, or perform services for us or the selling shareholder, in the ordinary course of business.

WHERE YOU CAN FIND MORE INFORMATION

GENERAL

We have filed with the Commission a registration statement on Form S-3 under the Securities Act relating to the common shares described in this prospectus. This prospectus is a part of the registration statement, but the registration statement also contains additional information and exhibits.

We are subject to the informational requirements of the Exchange Act. Accordingly, we file annual, quarterly and current reports, proxy statements and other reports with the Commission.

We maintain a website at www.renre.com. The information on our website is not incorporated by reference in this prospectus. We make available, free of charge through our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Commission. We also make available, free of charge from our website, our Audit Committee Charter, Compensation and Corporate Governance Committee Charter, Corporate Governance Guidelines, and Code of Ethics. Such information is also available in print for any shareholder who sends a request to RenaissanceRe Holdings Ltd., Attn: Office of the Corporate Secretary, P.O. Box HM 2527, Hamilton, HMGX, Bermuda.

Our filings with the Commission are also available from the Commission’s website at http://www.sec.gov. Our common shares are listed on the New York Stock Exchange under the symbol “RNR”.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual, quarterly and special reports, proxy statements and other information with the Commission. The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the Commission, modifies or replaces this information. All documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the initial filing of this registration statement until the selling shareholder sells all the common shares hereunder or this registration statement is otherwise terminated shall be deemed to be incorporated by reference in this prospectus (other than portions of these documents that are furnished under applicable Commission rules rather than filed and exhibits furnished in connection with such items). We incorporate by reference the following previously filed documents (other than portions of these documents that are furnished under applicable Commission rules rather than filed and exhibits furnished in connection with such items):

(1) Our Current Reports on Form 8-K filed with the Commission on November 5, 2018, January  3, 2019, February  7, 2019, March 12, 2019, March  22, 2019 (as amended on March 26, 2019 and April  18, 2019), March 25, 2019, March  26, 2019, April 2, 2019, May 17, 2019, June  24, 2019, November  12, 2019, January  3, 2020 and January 6, 2020;

(2) Our Annual Report on Form 10-K for the year ended December  31, 2018 and our Quarterly Reports on Form 10-Q for the quarters ended March  31, 2019, June 30, 2019 and September 30, 2019;

(3) Our Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 2, 2019, as supplemented on May 7, 2019; and

(4) The description of our common shares set forth in our registration statement filed under the Exchange Act on Form 8-A on July 24, 1995, including any amendment or report for the purpose of updating such description.

To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits), call or write us at the following address: RenaissanceRe Holdings Ltd., Attn: Stephen H. Weinstein, Corporate Secretary, P.O. Box HM 2527, Hamilton, HMGX, Bermuda, telephone (441) 295-4513.

LEGAL OPINIONS

Certain legal matters with respect to Bermuda law with respect to the validity of the common shares will be passed upon for us by Conyers Dill & Pearman Limited, Hamilton, Bermuda. Additional legal matters may be passed upon for any underwriters, dealers or agents by counsel that will be named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of RenaissanceRe appearing in RenaissanceRe’s Annual Report on Form 10-K for the year ended December 31, 2018, and the effectiveness of RenaissanceRe’s internal control over financial reporting as of December 31, 2018 have been audited by Ernst & Young Ltd., independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The audited historical financial statements of Tokio Millennium Re AG included in Exhibit 99.1 of RenaissanceRe’s Current Report on Form 8-K/A dated March 26, 2019 have been so incorporated in reliance on the report of PricewaterhouseCoopers AG, independent auditors, given on the authority of said firm as experts in auditing and accounting.

The audited historical financial statements of Tokio Millennium Re (UK) Limited included in Exhibit 99.2 of RenaissanceRe’s Current Report on Form 8-K/A dated March 26, 2019 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

ENFORCEMENT OF CIVIL LIABILITIES UNDER

UNITED STATES FEDERAL SECURITIES LAWS

We are a Bermuda company. In addition, certain of our directors and officers as well as certain of the experts named in this prospectus, reside outside the United States, and all or a substantial portion of our assets and their assets are located outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon those persons or to recover against us or those persons on judgments of courts in the United States, including judgments based on civil liabilities provisions of the U.S. federal securities laws. However, investors may serve us with process in the United States with respect to actions against us arising out of or in connection with the U.S. Federal securities laws relating to offers and sales of the securities covered by this prospectus by serving RenaissanceRe Finance Inc., our United States agent irrevocably appointed for that purpose.

We have been advised by Conyers Dill & Pearman Limited, our special Bermuda legal counsel, that the United States and Bermuda do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. We also have been advised by Conyers Dill & Pearman Limited that there is doubt as to whether the courts of Bermuda would enforce (1) judgments of United States courts based on the civil liability provisions of the United States federal securities laws obtained in actions against us or our directors and officers, and (2) original actions brought in Bermuda against us or our officers and directors based solely upon the United States federal securities laws. A Bermuda court may, however, impose civil liability on us or our directors or officers in a suit brought in the Supreme Court of Bermuda provided that the facts alleged constitute or give rise to a cause of action under Bermuda law. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under the U.S. federal securities laws, would not be allowed in Bermuda courts to the extent that they are contrary to public policy.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY SUPPLEMENT. NEITHER WE NOR THE SELLING SHAREHOLDER HAVE AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE SELLING SHAREHOLDER IS OFFERING THESE SECURITIES ONLY IN STATES WHERE THE OFFER IS PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

1,739,071 Shares

RenaissanceRe Holdings Ltd.

Common Shares

PROSPECTUS SUPPLEMENT

Morgan Stanley

January     , 2020